                                                              Filed Pursuant
                                                              to Rule 424(b)(4)
                                                              Reg. No. 333-90563

                                2,286,400 Shares

                                     [LOGO]

                                  Common Stock
                                 -------------

    Viant Corporation is offering 1,000,000 of the shares to be sold in the offering. The selling stockholders identified in this prospectus are offering an additional 1,286,400 shares. Viant will not receive any of the proceeds from the sale of shares being sold by the selling stockholders.

    The common stock is quoted on the Nasdaq National Market under the symbol "VIAN". The last reported sale price of the common stock on December 7, 1999 was $95.00 per share.

    SEE "RISK FACTORS" ON PAGE 4 TO READ ABOUT FACTORS YOU SHOULD CONSIDER BEFORE BUYING SHARES OF THE COMMON STOCK.

                               ------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED ON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ------------------

                                                              Per Share       Total
                                                              ---------       -----
Initial price to public.....................................   $94.625    $216,350,600
Underwriting discount.......................................   $ 4.610    $ 10,540,304
Proceeds, before expenses, to Viant.........................   $90.015    $ 90,015,000
Proceeds, before expenses, to the selling stockholders......   $90.015    $115,795,296

    To the extent that the underwriters sell more than 2,286,400 shares of common stock, the underwriters have the option to purchase up to an additional 342,960 shares from Viant at the initial price to public less the underwriting discount.

                               ------------------

    The underwriters expect to deliver the shares against payment in New York, New York on December 13, 1999.

GOLDMAN, SACHS & CO.

              CREDIT SUISSE FIRST BOSTON

                            ROBERTSON STEPHENS

                                          LEHMAN BROTHERS

                               ------------------

                       Prospectus dated December 7, 1999.

                               PROSPECTUS SUMMARY

    YOU SHOULD READ THE FOLLOWING SUMMARY TOGETHER WITH THE MORE DETAILED INFORMATION REGARDING US AND OUR COMMON STOCK BEING SOLD IN THIS OFFERING AND OUR FINANCIAL STATEMENTS AND THE NOTES TO THOSE STATEMENTS APPEARING ELSEWHERE IN THIS PROSPECTUS.

                                  OUR BUSINESS

    We are a leading Internet professional services firm helping companies to capitalize on the Internet. Our service approach combines strategic consulting, creative design and technology services. Some of the services that we provide for our clients include the design and development of:

    - Internet strategies that help integrate a client's Internet projects and investments with its broader corporate strategies and business practices;

    - electronic commerce, or e-commerce, solutions that enable a company to attract new customers, and sell goods and services over a website;

    - business partner solutions, or extranets, that allow companies to share information and communicate efficiently with one another;

    - internal information solutions, or intranets, that improve a company's ability to capture, store, and distribute helpful information to its employees; and

    - new business ventures exclusively for the Internet.

    We focus on Internet initiatives that are critical to our clients' business. We have provided services to Global 1000 and other large companies including American Express Company, BankBoston Corporation, CMGI, Inc., Compaq Computer Corporation, Deutsche Bank AG, General Motors Corporation, Hewlett-Packard Company, Kinko's Corporation, Lucent Technologies Inc., LVMH Moet Hennessy Louis Vuitton, Polo/Ralph Lauren Corporation, RadioShack, Sears, Roebuck & Co. and Sony Pictures Entertainment.

                             OUR MARKET OPPORTUNITY

    Explosive growth in the Internet has created numerous opportunities for companies seeking revenue growth and increased operating efficiencies. Few companies, however, possess the necessary skills to take advantage of these opportunities. As a result, a growing number of companies are turning to Internet professional service firms to design and implement their Internet and e-commerce solutions. According to Forrester Research, the market for such Internet and e-commerce services in the United States is projected to grow from $10.6 billion as of November 1999 to $64.8 billion in 2003, representing a compound annual growth rate of more than 59%.

                               OUR SERVICE MODEL

    We deliver our services through the Viant Service Model, which organizes and addresses the broad-ranging and complex needs of clients seeking to transform their businesses through the Internet. This service model integrates our three areas of expertise -- strategic consulting, creative design and technology services -- and accelerates the design, development and launch of an Internet initiative. We provide our services on a fixed-price, fixed-time basis. This approach enables our clients to more accurately manage their project costs and aligns our interests with theirs.

                                  OUR STRATEGY

    Our goal is to strengthen our position as a leading provider of Internet professional services. To achieve this goal, we plan to:

    - expand existing client relationships and attract new clients;

    - grow primarily through effective recruiting and new office openings;

    - attract and retain the highest quality employees;

    - enhance our team-based employee culture;

    - utilize our company-wide knowledge to improve operating margins;

    - expand geographically to service clients locally;

    - continue to refine our operating sytems and processes to support future growth; and

    - continue to invest in research and development to enhance our expertise.

                                  OUR OFFICES

    Our executive offices are located at Lincoln Plaza, 89 South Street, Boston, MA 02111. Our telephone number is (617) 531-3700 and our Internet address is WWW.VIANT.COM. This reference to our website does not constitute incorporation by reference of the information contained at our site.

                                  THE OFFERING


Shares offered by Viant......................  1,000,000 shares

Shares offered by the selling stockholders...  1,286,400 shares

Shares to be outstanding after this            22,472,981 shares
  offering(1)................................

Nasdaq National Market symbol................  "VIAN"

Use of proceeds..............................  General corporate purposes, including working capital, capital expenditures, and if
                                               appropriate opportunities arise, the
                                               acquisition of, or investment in, businesses.

------------------------------

(1) Based on shares outstanding as of October 1, 1999. Excludes: 5,521,206 shares of common stock issuable upon the exercise of outstanding options with a weighted average exercise price of $6.40 per share, 3,430,362 shares reserved for issuance under our benefit plans and 35,986 shares of common stock issuable upon exercise of an outstanding warrant at an exercise price of $3.625 per share.

                         ------------------------------

    Except as otherwise indicated, we have presented information in this prospectus based on the assumption that the underwriters do not exercise the option granted by us to purchase additional shares in this offering. See "Underwriting."

THE VIANT LOGO IS A REGISTERED TRADEMARK OF VIANT. ALL OTHER BRAND NAMES AND TRADEMARKS APPEARING IN THIS PROSPECTUS ARE THE PROPERTY OF THEIR RESPECTIVE HOLDERS.

                         SUMMARY FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                        PERIOD FROM
                                      APRIL 10, 1996         YEAR ENDED (1)             NINE MONTHS ENDED
                                      (INCEPTION) TO    -------------------------   --------------------------
                                       DECEMBER 31,     DECEMBER 31,   JANUARY 1,   SEPTEMBER 30,   OCTOBER 1,
                                           1996             1997          1999          1998           1999
                                      ---------------   ------------   ----------   -------------   ----------

STATEMENT OF OPERATIONS DATA:

Net revenues........................      $   642         $ 8,808        $20,043       $13,907       $37,625

Loss from operations................       (1,750)         (4,178)        (6,325)       (3,232)       (3,034)

Net loss............................       (1,659)         (4,080)        (6,487)       (3,294)       (2,312)

Net loss per share:

    Basic and diluted...............      $ (0.42)        $ (1.18)       $ (1.76)      $ (0.90)      $ (0.21)

    Weighted average shares, basic
      and diluted...................        3,981           3,468          3,681         3,664        10,845

Pro forma net loss per share (2):

    Basic and diluted...............                                     $ (0.46)                    $ (0.12)

    Weighted average shares, basic
      and diluted...................                                      14,084                      18,904

                                                                  AT OCTOBER 1, 1999
                                                              --------------------------
                                                               ACTUAL    AS ADJUSTED (3)
                                                              --------   ---------------

BALANCE SHEET DATA:

Cash, cash equivalents and short-term investments...........  $62,876       $152,426

Working capital.............................................   64,000        153,550

Total assets................................................   83,906        173,456

Capital lease obligations, net of current portion...........    1,690          1,690

Total stockholders' equity..................................   68,285        157,835

------------------------------

(1) During 1998, we changed our fiscal year to the 52-week period ending on the Friday closest to December 31. Prior to this, our fiscal year corresponded to the calendar year.

(2) Unaudited pro forma net loss per share for the year ended January 1, 1999 and the nine months ended October 1, 1999 is computed using the weighted average number of common shares outstanding, adjusted to include the pro forma effects of the conversion of preferred stock to common stock as if such conversion had occurred on January 1, 1998 for the year ended
    January 1, 1999 and on January 2, 1999 for the nine months ended October 1, 1999, or at the date of original issuance, if later.

(3) As adjusted to reflect the sale of 1,000,000 shares of common stock by us in this offering at the initial price to public of $94.625 after deducting the underwriting discount and estimated offering expenses payable by us.

                                  RISK FACTORS

    YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW BEFORE MAKING AN INVESTMENT DECISION. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS, FINANCIAL CONDITION OR RESULTS OF OPERATIONS COULD BE MATERIALLY ADVERSELY AFFECTED. IN SUCH CASE, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE, AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT.

OUR LIMITED OPERATING HISTORY IN THE NEW AND EXPANDING INTERNET PROFESSIONAL SERVICES MARKET INCREASES THE POSSIBILITY THAT THE VALUE OF YOUR INVESTMENT WILL DECLINE

    We were formed in 1996. Our limited operating history in the new and expanding Internet professional services market makes it difficult to evaluate our business. The uncertainty of our future performance and the uncertainties regarding the Internet, such as taxation, technical limitations and competition, increase the risk that the value of your investment will decline. Our failure to accurately address the issues facing our business could cause our business results to significantly decline.

TO SUCCEED IN OUR LABOR INTENSIVE BUSINESS, WE MUST RECRUIT AND RETAIN QUALIFIED PROFESSIONALS, WHO ARE CURRENTLY IN HIGH DEMAND

    The labor-intensive Internet professional services industry currently faces a shortage of qualified personnel, which is expected to continue. We compete intensely with other companies to recruit and hire from this limited pool. If we cannot hire and retain qualified personnel or if a significant number of our current employees leave, we may be unable to complete or retain existing projects or bid for new projects of similar scope and revenue. Any inability to hire and retain employees would cause our business results to suffer.

OUR BUSINESS MAY BE NEGATIVELY IMPACTED IF WE FAIL TO ACCURATELY ESTIMATE THE TIME AND RESOURCES NECESSARY FOR THE PERFORMANCE OF OUR SERVICES

    A key element of our strategy is to enter into fixed-price, fixed-time contracts, rather than contracts in which the client pays us on a time and materials basis. If we fail to accurately estimate the resources required for a project or fail to satisfy our contractual obligations in a manner consistent with the project plan, then our costs to complete the project could increase substantially. We have occasionally had to commit unanticipated additional resources to complete projects, and we may have to take similar action in the future.

IF CLIENTS DO NOT REHIRE US FOR NEW PROJECTS, OR THEY TERMINATE OR REDUCE THE SCOPE OF EXISTING PROJECTS OUR REVENUES MAY DECLINE

    Substantially all of our revenues are derived from fixed-price, fixed-time contracts for discrete client engagements. These engagements vary in size and scope. If clients do not retain us for subsequent engagements, then our revenues could decline. In addition, while our service model is designed as an integrated approach, each sequential phase of that process represents a separate contractual commitment. The client may elect not to proceed to the next phase of a project. The decision of clients not to proceed to the next phase of a project could impair our revenues.

    Most of our contracts cannot be terminated by a client unless we have materially breached the contract. However, a client may nevertheless attempt to cancel or reduce the scope of a project. It is possible that we may agree to the cancellation or reduction in scope, or that in the event of a dispute over whether it has the right to cancel or reduce the scope of a project, the client may prevail. The cancellation, or reduction in scope, of a project could have a negative impact on our revenues.

OUR REVENUES COULD BE NEGATIVELY AFFECTED BY THE LOSS OF A MAJOR CLIENT

    We derive a significant portion of our revenues from large projects for a limited number of clients. The loss of any major client could dramatically reduce our revenues. In 1998, our five largest clients accounted for approximately 59% of our revenues. During such period Kinko's Corporation, Lucent Technologies Inc. and Compaq Computer Corporation each accounted for more than 10% of our revenues and four other clients each accounted for more than 5% of our revenues. In the first nine months of 1999, our five largest clients accounted for approximately 55% of our revenues. During such period Compaq and BankBoston each accounted for more than 10% of our revenues and three other clients each accounted for more than 5% of our revenues.

FLUCTUATIONS IN OUR QUARTERLY REVENUES AND OPERATING RESULTS MAY LEAD TO REDUCED PRICES FOR OUR STOCK

    We believe that period-to-period comparisons of our operating results are not necessarily meaningful. These comparisons cannot be relied upon as indicators of future performance. However, if our operating results in any future period fall below the expectations of securities analysts and investors, the market price of our securities would likely decline.

    Factors that have caused our results to fluctuate in the past and which are likely to affect us in the future include the following:

    - variability in market demand for the Internet and for Internet professional services;

    - length of the sales cycle associated with our service offerings;

    - the number, size and scope of our projects; and

    - the efficiency with which we utilize our employees, including our ability to transition employees from completed engagements to new engagements.

In addition, other factors may also affect us, including:

    - the introduction of new services by our competitors;

    - changes in pricing policies by our competitors; and

    - our ability to attract and retain clients.

Some of these factors are within our control and others are outside our control.

OUR INTERNAL SYSTEMS, PROCEDURES AND CONTROLS MAY BE INADEQUATE TO HANDLE OUR GROWTH

    To manage our growth, we must continue to improve our internal systems, procedures and controls. We cannot assure you that we will successfully do so. If our internal systems, procedures and controls are inadequate, our business will be harmed.

IF WE ARE NOT SUCCESSFUL IN OPENING AND GROWING NEW OFFICES OUR FINANCIAL RESULTS MAY SUFFER

    A key component of our growth strategy is to open offices in new geographic locations. Once we select a new location, we typically devote substantial financial and management resources to launch and grow that office. We cannot assure you that we will select appropriate markets to enter, open new offices efficiently or manage new offices profitably. Our failure to accurately assess these issues could negatively impact our business.

WE MAY NEED ADDITIONAL CAPITAL IN THE FUTURE, WHICH MAY NOT BE AVAILABLE TO US. THE RAISING OF ANY ADDITIONAL CAPITAL MAY DILUTE YOUR OWNERSHIP IN US

    We may need to raise additional funds through public or private debt or equity financings in order to:

    - take advantage of opportunities, including more rapid expansion or acquisitions of, or investments in, businesses or technologies;

    - develop new services; or

    - respond to competitive pressures.

    Any additional capital raised through the sale of equity may dilute your ownership percentage in us. Furthermore, we cannot assure you that any additional financing we may need will be available on terms favorable to us, or at all. In such case, our business results would suffer.

THE INTERNET PROFESSIONAL SERVICES MARKET IS HIGHLY COMPETITIVE AND HAS LOW BARRIERS TO ENTRY. IF WE CANNOT EFFECTIVELY COMPETE, OUR REVENUES MAY DECLINE

    The Internet professional services market is relatively new and intensely competitive. We expect competition to intensify even further as this market evolves. Many of our competitors have longer operating histories, more clients, longer relationships with their clients, greater brand or name recognition and significantly greater financial, technical, marketing and public relations resources than we do. As a result, our competitors may be in a stronger position to respond quickly to new or emerging technologies and changes in client requirements. They may also develop and promote their products and services more effectively than we do.

    There are relatively low barriers to entry into the Internet professional services market. In addition, we do not own any patented technology that stops competitors from entering the Internet professional services market or from providing services similar to ours. As a result, new and unknown market entrants pose a threat to our business. Current or future competitors may develop or offer services that are comparable or superior to ours at a lower price, which could significantly decrease our revenues and the value of your investment.

OUR BUSINESS WILL BE NEGATIVELY AFFECTED IF WE DO NOT KEEP UP WITH THE INTERNET'S RAPID TECHNOLOGICAL CHANGE, EVOLVING INDUSTRY STANDARDS AND CHANGING CLIENT REQUIREMENTS

    The Internet professional services market is characterized by rapidly changing technology, evolving industry standards and changing client needs. Accordingly, our future success will depend, in part, on our ability to meet these challenges. Among the most important challenges facing us are the need to:

    - effectively use leading technologies;

    - continue to develop our strategic and technical expertise;

    - influence and respond to emerging industry standards and other technological changes;

    - enhance our current services;

    - develop new services that meet changing customer needs; and

    - advertise and market our services.

    All of these challenges must be met in a timely and cost-effective manner. We cannot assure you that we will succeed in effectively meeting these challenges and our failure to do so could harm our business results.

OUR REVENUES MAY DECREASE IF GROWTH IN THE USE OF THE INTERNET DECLINES

    Our business is dependent upon continued growth in the use of the Internet by our clients, prospective clients and their customers and suppliers. Published reports indicate that capacity constraints caused by growth in Internet usage may, unless resolved, impede further growth in Internet use. If the number of users on the Internet does not increase and commerce over the Internet does not become more accepted and widespread, demand for our services may decrease and, as a result, our revenues would decline causing the value of your investment also to decline. The factors that may affect Internet usage or electronic commerce adoption include:

    - actual or perceived lack of security of information;

    - lack of access and ease of use;

    - congestion of Internet traffic;

    - inconsistent quality of service;

    - increases in access costs to the Internet;

    - excessive governmental regulation;

    - uncertainty regarding intellectual property ownership;

    - reluctance to adopt new business methods; and

    - costs associated with the obsolescence of existing infrastructure.

CONCENTRATION OF OWNERSHIP MAY LIMIT YOUR ABILITY TO INFLUENCE CORPORATE MATTERS

    Immediately following this offering, the officers, directors and significant stockholders set forth below, and the funds for whom they act as general partner, collectively will own approximately 45.40% of the outstanding shares of our common stock and will own individually the percentage set forth opposite their respective names:

OFFICERS, DIRECTORS AND/OR SIGNIFICANT STOCKHOLDERS           OWNERSHIP PERCENTAGE
---------------------------------------------------           --------------------
William H. Davidow (Mohr, Davidow Ventures)                           15.09%
Kleiner Perkins Caufield & Byers                                      13.90
Trident Capital Management                                             7.37
Robert L. Gett                                                         9.04

    If the stockholders listed above choose to act or vote together, they will have the power to influence the election of our directors, and the approval of any other action requiring the approval of our stockholders, including any amendments to our certificate of incorporation and mergers or sales of all or substantially all of our assets. In addition, without the consent of these stockholders, we could be prevented from entering into transactions that could be beneficial to us. Also, third parties could be discouraged from making a tender offer or bid to acquire our company at a price per share that is above the then-current market price.

WE MAY FACE INTELLECTUAL PROPERTY CLAIMS THAT MAY BE COSTLY TO RESOLVE OR LIMIT OUR ABILITY TO USE INTELLECTUAL PROPERTY IN THE FUTURE

    We are obligated under some agreements to indemnify other parties as a result of claims that we infringe on the proprietary rights of third parties. Although we do not believe that the solutions that we develop for clients infringe on any third-party proprietary rights, we cannot assure you that third parties will not assert infringement claims against us in the future or that these claims will not be successful. We could incur substantial costs and diversion of management resources to defend any claims relating to proprietary rights. These costs and diversions could cause our business results to suffer. If any party asserts a claim against us relating to proprietary technology or information, we may need to obtain licenses to the disputed intellectual property. We cannot assure you, however, that we will be able to obtain these licenses on commercially reasonable terms or that we will be able to obtain any licenses at all. The failure to obtain necessary licenses or other rights could cause our business results to suffer.

    Our business often involves the development of software applications for specific client engagements. We generally retain the right to use any intellectual property that is developed during a client engagement that is of general applicability and is not specific to the client's project. We also develop software applications for our own internal use and we retain ownership of these applications. There can be no assurance that clients will not demand assignment of ownership or restrictions on our use of the work that we produce for clients in the future. Issues relating to the ownership of and rights to use software can be complicated and there can be no assurance that disputes will not arise that affect our ability to reuse this software which could harm our business results.

MANAGEMENT MAY INVEST OR SPEND THE PROCEEDS OF THIS OFFERING IN WAYS WITH WHICH YOU MAY NOT AGREE

    Management intends to use the proceeds from this offering for general corporate purposes. Because of the number and variability of factors that determine our use of the net proceeds from this offering, we cannot assure you that you will agree with our use of the proceeds. Pending their use, we intend to invest the net proceeds from this offering in short-term interest bearing investment grade and U.S. government securities.

THERE MAY BE SALES OF A SUBSTANTIAL AMOUNT OF OUR COMMON STOCK AFTER THIS OFFERING THAT COULD CAUSE OUR STOCK PRICE TO FALL

    Our common stock began trading on the Nasdaq National Market on June 18, 1999; however, to date there have been a limited number of shares trading in the public market. This offering will result in additional shares of our common stock being available on the open market. In addition, our current stockholders hold a substantial number of shares, which they will be able to sell in the public market in the near future. Sales of a substantial number of shares of our common stock in this offering and thereafter could cause our stock price to fall. In addition, the sale of shares by our stockholders could impair our ability to raise capital through the sale of additional stock. See "Underwriting" and "Shares Eligible for Future Sale."

PROVISIONS OF OUR CHARTER AND BY-LAWS MAY DELAY OR PREVENT TRANSACTIONS THAT ARE IN YOUR BEST INTERESTS

    Our certificate of incorporation and bylaws state that any action that can be taken by stockholders must be done at an annual or special meeting and may not be done by written consent, and require reasonable advance notice of a stockholder proposal or director nomination. The chairman of the board, the chief executive officer, the president or the board of directors are the only ones who may call a special meeting. The amended and restated certificate of incorporation and amended and restated bylaws also provide for a classified board of directors, and provide that members of the board of directors may be removed by the vote of the holders of at least a majority of the shares entitled to vote for that director. In addition, the board of directors has the authority, without further action by the stockholders, to fix the rights and preferences of and issue 5,000,000 shares of preferred stock. These provisions may have the effect of deterring hostile takeovers or delaying or preventing changes in control of management, including transactions in which you might otherwise receive a premium for your shares. In addition, these provisions may limit your ability to approve other transactions that you find to be in your best interests. See "Description of Capital Stock -- Preferred Stock" and
" -- Effect of the Certificate of Incorporation and Bylaws and the Delaware Anti-Takeover Statute."

DIFFICULTIES PRESENTED BY INTERNATIONAL FACTORS COULD NEGATIVELY AFFECT OUR BUSINESS

    One component of our strategy is to expand into international markets, as evidenced by the opening of our London office. We believe that we will face certain risks in doing business abroad that we do not face domestically. Among the international risks we believe are most likely to affect us are:

    - difficulties in staffing and managing international operations;

    - longer payment cycles;

    - problems in collecting accounts receivable;

    - international currency issues, including fluctuations in currency exchange rates and the conversion to the euro by all countries of the European Union by year end 2003; and

    - restrictions on the import and export of sensitive U.S. technologies, such as data security and encryption technologies that we may wish to use in solutions we develop for customers.

    Any of these factors or other factors not enumerated here could damage our business results.

              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

    This prospectus contains forward-looking statements that involve risks and uncertainties. Discussions containing forward-looking statements may be found in the material set forth under "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" as well as in the prospectus generally. We used words such as "believes," "intends," "expects," "anticipates," "plans," and similar expressions to identify forward-looking statements. This prospectus also contains third party estimates regarding the size and growth of the Internet professional services market and Internet usage in general. You should not place undue reliance on these forward-looking statements which apply only as of the date of this prospectus. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described above and elsewhere in this prospectus.

    Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results or to changes in our expectations.

                                USE OF PROCEEDS

    The net proceeds to Viant from the sale of the 1,000,000 shares of common stock are estimated to be approximately $89,550,000 at the initial price to public of $94.625 per share (approximately $120,421,500 if the underwriters' over-allotment option is exercised in full), after deducting the underwriting discounts and estimated offering expenses payable by us.

    Viant is conducting this offering primarily to increase its equity capital, to create a larger public float for its common stock, to facilitate future access by Viant to public equity markets and to allow for the orderly liquidation of the investments made by certain stockholders. Viant intends to use the net proceeds of the offering for general corporate purposes, including working capital, capital expenditures, and if appropriate opportunities arise, the acquisition of, or investment in, businesses. However, Viant is not currently discussing any such potential acquisition or investment with any third party. Pending such uses, Viant will invest the net proceeds in investment grade, short-term interest-bearing securities and U.S. Government Securities. Viant will not receive any of the proceeds from the sale of common stock by the selling stockholders. See "Principal and Selling Stockholders."

                          PRICE RANGE OF COMMON STOCK

    Our common stock has been quoted on the Nasdaq National Market under the symbol "VIAN" since June 18, 1999. Prior to that time, there was no public market for the common stock. The following table sets forth, for the periods indicated, the high and low closing prices per share of the common stock as reported on the Nasdaq National Market.

                                                                        HIGH                        LOW
                                                              -------------------------   ------------------------
Second Quarter (since June 18, 1999)........................  $                   35.00   $                  21.88
Third Quarter...............................................                      52.13                      24.75
Fourth Quarter (through December 7, 1999)...................                     116.63                      46.00

    On December 7, 1999 the reported last sale price of the common stock on the Nasdaq National Market was $95.00. As of October 1, 1999 there were approximately 148 stockholders of record.

                                DIVIDEND POLICY

    Viant has never paid cash dividends on its common stock or any other securities. Viant anticipates that it will retain all of its future earnings, if any, for use in the expansion and operation of its business and does not anticipate paying cash dividends in the foreseeable future.

                                 CAPITALIZATION

    The following table sets forth our capitalization as of October 1, 1999:

    - on an actual basis;

    - on an as adjusted basis to reflect the sale of 1,000,000 shares of common stock offered by us at the initial price to public of $94.625 per share, after deducting the underwriting discounts and estimated offering expenses.

    This information should be read in conjunction with Viant's financial statements and related notes thereto included elsewhere in this prospectus.

                                                                 OCTOBER 1, 1999
                                                              ----------------------
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
                                                                  (IN THOUSANDS)
Capital lease obligations, net of current portion...........  $  1,690    $  1,690
                                                              --------    --------
Stockholders' equity:
  Preferred stock, $0.001 par value, 5,000,000 shares
    authorized, actual and as adjusted; no shares issued and
    outstanding, actual and as adjusted.....................        --
  Common Stock, $0.001 par value, 50,000,000 shares
    authorized, actual and as adjusted; 21,472,981 shares
    issued and outstanding, actual; 22,472,981 shares issued
    and outstanding, as adjusted(1).........................        21          22
  Additional paid-in capital................................    83,501     173,050
  Cumulative translation adjustment.........................       (20)        (20)
  Accumulated deficit.......................................   (15,217)    (15,217)
                                                              --------    --------
      Total stockholders' equity............................    68,285     157,835
                                                              --------    --------
        Total capitalization................................  $ 69,975    $159,525
                                                              ========    ========

------------------------------

(1) Based on shares outstanding as of October 1, 1999. Excludes: 5,521,206 shares of common stock issuable upon the exercise of outstanding options with a weighted average exercise price of $6.40 per share, 3,430,362 shares reserved for issuance under our benefit plans and 35,986 shares of common stock issuable upon exercise of an outstanding warrant at an exercise price of $3.625 per share. See "Management -- Employee Benefit Plans."

                                    DILUTION

    Our net tangible book value as of October 1, 1999 was $68,285,000, or $3.18 per share of common stock. Net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of common stock outstanding. Without taking into account any other change in our net tangible book value after October 1, 1999, other than to give effect to the sale of 1,000,000 shares of common stock offered by us at the initial price to public of $94.625 per share and receipt of the estimated net proceeds therefrom, our net tangible book value as of October 1, 1999 would have been $157,832,000 or $7.02 per share. This represents an immediate increase in such net tangible book value of $3.84 per share to existing stockholders and an immediate dilution of $87.605 per share to the new investors. The following table illustrates this per share dilution.

Initial price to public.....................................             $94.625
Net tangible book value per share as of October 1, 1999,
  before this offering......................................   $3.18
Increase per share attributable to new investors............    3.84
                                                               -----
Net tangible book value per share after this offering.......                7.02
                                                                         -------
Dilution per share to new investors.........................             $87.605
                                                                         =======

                            SELECTED FINANCIAL DATA

    The selected financial data set forth below should be read in conjunction with Viant's financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus. Selected financial data as of and for each of the three fiscal years ended December 31, 1996, December 31, 1997 and January 1, 1999 have been derived from Viant's financial statements, which have been audited by PricewaterhouseCoopers LLP, independent accountants. Financial data as of October 1, 1999 and for the nine months ended September 30, 1998 and October 1, 1999 have been derived from unaudited financial statements appearing elsewhere in this prospectus and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, that Viant considers necessary for a fair presentation of its financial position and results of operations for such periods. The historical results are not necessarily indicative of the operating results to be expected in the future.

                                           PERIOD FROM
                                          APRIL 10, 1996          YEAR ENDED               NINE MONTHS ENDED
                                          (INCEPTION) TO   -------------------------   --------------------------
                                           DECEMBER 31,    DECEMBER 31,   JANUARY 1,   SEPTEMBER 30,   OCTOBER 1,
                                               1996            1997          1999          1998           1999
                                          --------------   ------------   ----------   -------------   ----------
                                                                                              (UNAUDITED)
                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Net revenues..........................      $   642        $ 8,808       $20,043       $ 13,907       $37,625
                                              -------        -------       -------       --------       -------
  Operating expenses:
    Professional services...............          516          4,530        11,250          7,598        18,542
    Sales and marketing.................          461          1,577         3,324          2,022         4,647
    General and administrative..........        1,077          6,298        10,365          6,667        14,998
    Research and development............          338            581         1,429            852         2,472
                                              -------        -------       -------       --------       -------
        Total operating expenses........        2,392         12,986        26,368         17,139        40,659
                                              -------        -------       -------       --------       -------
  Loss from operations..................       (1,750)        (4,178)       (6,325)        (3,232)       (3,034)
  Interest and other income (expense),
    net.................................           91             98          (162)           (62)          722
                                              -------        -------       -------       --------       -------
  Net loss..............................      $(1,659)       $(4,080)      $(6,487)      $ (3,294)      $(2,312)
                                              =======        =======       =======       ========       =======
  Net loss per share:

    Basic and diluted...................      $ (0.42)       $ (1.18)      $ (1.76)      $  (0.90)      $ (0.21)
    Basic and diluted weighted average
      common shares outstanding.........        3,981          3,468         3,681          3,664        10,845
  Pro forma net loss per share (1):

    Basic and diluted...................                                   $ (0.46)                     $ (0.12)
    Weighted average shares, basic and
      diluted...........................                                    14,084                       18,904

                                                  DECEMBER 31,   DECEMBER 31,   JANUARY 1,   OCTOBER 1,
                                                      1996           1997          1999         1999
                                                  ------------   ------------   ----------   -----------
                                                                                             (UNAUDITED)
                                                                      (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash, cash equivalents and short-term
    investments.................................    $ 2,145        $ 6,174       $18,811       $62,876
  Working capital...............................      2,179          4,517        17,622        64,000
  Total assets..................................      2,806         10,318        29,753        83,906
  Capital lease obligations, net of current
    portion.....................................         --            670         2,237         1,690
  Total stockholders' equity....................      2,394          6,006        19,665        68,285

------------------------

(1) Unaudited pro forma net loss per share for the year ended January 1, 1999 and the nine months ended October 1, 1999 is computed using the weighted average number of common shares outstanding, adjusted to include the pro forma effects of the conversion of preferred stock to common stock as if such conversion had occurred on January 1, 1998 for the year ended
    January 1, 1999 and on January 2, 1999 for the nine months ended October 1, 1999, or at the date of original issuance, if later.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION OF THE FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF VIANT SHOULD BE READ IN CONJUNCTION WITH "SELECTED FINANCIAL DATA" AND VIANT'S FINANCIAL STATEMENTS, INCLUDING THE NOTES THERETO, INCLUDED ELSEWHERE IN THIS PROSPECTUS. EXCEPT FOR THE HISTORICAL INFORMATION CONTAINED HEREIN, THE DISCUSSION IN THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS, UNCERTAINTIES AND ASSUMPTIONS SUCH AS STATEMENTS OF VIANT'S PLANS, OBJECTIVES, EXPECTATIONS AND INTENTIONS. THE CAUTIONARY STATEMENTS MADE IN THIS PROSPECTUS SHOULD BE READ AS BEING APPLICABLE TO ALL RELATED FORWARD-LOOKING STATEMENTS WHEREVER THEY APPEAR IN THIS PROSPECTUS. VIANT'S ACTUAL RESULTS, LEVELS OF ACTIVITY, PERFORMANCE, ACHIEVEMENTS AND PROSPECTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED BELOW. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE THOSE DISCUSSED IN "RISK FACTORS," AS WELL AS THOSE DISCUSSED ELSEWHERE HEREIN.

OVERVIEW

    Viant is a leading Internet professional services firm providing strategic consulting, creative design and technology services to companies seeking to capitalize on the Internet. Viant creates value by helping clients rapidly develop and deploy Internet solutions.

    Viant derives substantially all of its revenues from services performed on a fixed-price, fixed-time basis. Viant generally enters into a Master Services Agreement with its clients which establishes the legal and general business terms of the relationship. As specific engagements are identified, the Company and the client then enter into separate statements of work which outline the time frame and fees applicable to the specific engagement. Typically these engagements are of a short predetermined time frame, generally lasting three to six months. To determine the proposed fixed price for an engagement, Viant uses an estimation process which takes into account the type and overall complexity of the project, the anticipated number of consultants needed and their associated billing rates, and the estimated duration of and risks associated with the engagement. All fixed-price proposals are approved by a member of Viant's senior management team. Revenues from fixed-price engagements are recognized using the percentage of completion method (based on the ratio of costs incurred to the total estimated project costs). Project costs are based on the direct payroll and associated fringe benefits of the consultants on the engagement. Additionally, the finance department personnel meet regularly with project managers to ensure that the budgeted costs to complete, which are used to calculate revenue recognition, reflect the actual status of the project and the anticipated costs to complete. Provisions for estimated losses on contracts are made during the period in which such losses become probable and can be reasonably estimated. To date, such losses have not been significant. Viant reports revenue net of reimbursable expenses.

    Viant's revenues and earnings may fluctuate from quarter to quarter based on such factors within and outside its control, including: the variability in market demand for the Internet and for Internet professional services, the length of the sales cycle associated with our service offerings, the number, size and scope of our projects, and the efficiency with which we utilize our employees. See "Risk Factors -- Fluctuations in our quarterly revenues and operating results may lead to reduced prices for our stock." Viant does not track backlog information. Any information regarding anticipated future revenue from clients would not be meaningful and potentially misleading to investors.

    The number of Viant employees increased from 119 as of December 31, 1997 to 328 as of October 1, 1999. Personnel compensation and facilities costs represent a high percentage of Viant's operating expenses and are relatively fixed in advance of each quarter. Accordingly, if revenues do not increase at a rate equal to expenses, Viant's business, financial condition or results of operations could be materially and adversely affected. In addition, Viant's liquidity may also be adversely affected if revenues do not increase at a rate equal to these additional expenses, to the extent Viant is unable to reduce operating expenses.

    During 1998, Viant changed its fiscal year to the 52-week period ending on the Friday nearest the last day of December of that year. Prior to this, the fiscal year of Viant was the calendar year. All references below to the results of operations for 1998 are the actual operating results for the fiscal year ended January 1, 1999.

RESULTS OF OPERATIONS

    The following table sets forth the percentage of net revenues of certain items included in Viant's statement of operations for the periods indicated:

                                                     PERCENTAGE OF NET REVENUES
                           ------------------------------------------------------------------------------
                           PERIOD FROM APRIL 10,                                   NINE MONTHS ENDED
                            1996 (INCEPTION) TO     YEAR ENDED    YEAR ENDED   --------------------------
                               DECEMBER 31,        DECEMBER 31,   JANUARY 1,   SEPTEMBER 30,   OCTOBER 1,
                                   1996                1997          1999          1998           1999
                           ---------------------   ------------   ----------   -------------   ----------
Net revenues.............           100%                100%          100%          100%           100%
                                   ----                ----          ----          ----           ----
Operating expenses:
  Professional
    services.............            80                  51            56            55             49
  Sales and marketing....            72                  18            16            14             12
  General and
    administrative.......           168                  71            52            48             40
  Research and
    development..........            52                   7             7             6              7
                                   ----                ----          ----          ----           ----
    Total operating
      expenses...........           372                 147           131           123            108
                                   ----                ----          ----          ----           ----
Loss from operations.....          (272)                (47)          (31)          (23)            (8)
Interest and other income
  (expense), net.........            14                   1            (1)           (1)             2
                                   ----                ----          ----          ----           ----
Net loss.................          (258)%               (46)%         (32)%         (24)%           (6)%
                                   ====                ====          ====          ====           ====

    COMPARISON OF THE NINE MONTHS ENDED SEPTEMBER 30, 1998 AND OCTOBER 1, 1999

    NET REVENUES. Revenues increased 171% from $13.9 million for the first nine months of 1998 to $37.6 million for the first nine months of 1999. The increase in net revenues reflected growing demand for Internet professional services and increases in both the size and number of Viant's client engagements. Revenues derived from Viant's three largest clients, as a percentage of total net revenues, decreased slightly from 47% for the first nine months of 1998 to 44% for the first nine months of 1999.

    PROFESSIONAL SERVICES. Professional services expenses consist primarily of compensation and benefits for employees engaged in the delivery of Internet professional services and non-reimbursable expenses related to client projects. Professional services expenses increased 144% from $7.6 million for the first nine months of 1998 to $18.5 million for the first nine months of 1999. These increases were primarily due to the hiring of additional professionals during these periods. Professional services expenses decreased as a percentage of revenues from 55% for the first nine months of 1998 to 49% for the first nine months of 1999. This decrease is primarily the result of increased utilization of the professional staff and better planning and execution on client engagements.

    SALES AND MARKETING. Sales and marketing expenses consist primarily of compensation, benefits and travel costs for employees in the sales and marketing groups, marketing program costs and an allocation of facilities costs. Sales and marketing expenses increased $2.6 million or 130% for the first nine months of 1999 versus the first nine months of 1998. Sales and marketing expenses decreased as a percentage of revenues from 14% for the first nine months of 1998 to 12% for the first nine months of 1999. Sales and marketing expense increases were primarily attributable to an increase in the number of sales personnel and an overall increase in Viant's marketing and branding efforts. Viant expects that the dollar amount of sales and marketing expenses will continue to increase due to increases in advertising and promotional activities. The decrease as a percentage of revenues is due to higher revenues generated per sales employee and the significant increase in revenues for the first nine months of 1999 versus the same period in 1998.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses consist primarily of compensation, benefits and travel costs for employees in Viant's management, human resources, finance and administration groups, and facilities costs not allocated to sales and marketing or research and development. General and administrative expenses increased $8.3 million or 125% for the first nine months of 1999 versus the first nine months of 1998. These increases were the result of increased personnel and facilities costs in connection with the opening of additional offices. General and administrative expenses decreased as a percentage of revenues from 48% for the first nine months of 1998 to 40% for the first nine months of 1999. This decrease was the result of higher revenue growth versus infrastructure support costs and more efficient operations.

    RESEARCH AND DEVELOPMENT. Research and development expenses consist primarily of compensation, benefits and an allocation of facilities costs for employees associated with Viant's innovation groups. The innovation groups enhance the knowledge and expertise of the strategic consulting, creative design and technology disciplines. Research and development expenses increased
$1.6 million or 190% for the first nine months of 1999 versus the first nine months of 1998. Research and development expenses increased as a percentage of revenue from 6% for the first nine months of 1998 to 7% for the first nine months of 1999. This increase was primarily the result of the addition of two innovation groups after the first quarter of 1998 and additional personnel for these innovation groups.

    COMPARISON OF FISCAL YEARS 1996, 1997 AND 1998

    NET REVENUES. Net revenues were $20.0 million in 1998, representing an increase of 128% over 1997 revenues of $8.8 million. The increase in net revenues reflected growing demand for Internet professional services and increases in both the size and number of Viant's client engagements. Net revenues increased from $642,000 for the period from April 10, 1996 to December 31, 1996 to $8.8 million in the full year ended December 31, 1997. The $8.2 million increase reflected increases in both the size and number of client engagements as well as a full year of operations in 1997. Revenues derived from Viant's three largest clients, as a percentage of total net revenues, decreased from 71% in 1996, to 68% in 1997 and to 42% in 1998, reflecting an increase in business from other clients.

    Billings in advance of services performed are recorded as deferred revenues. Viant had $99,000 in deferred revenues at December 31, 1996, $931,000 at December 31, 1997 and $1.1 million at January 1, 1999. The increase in deferred revenues from year to year reflects new client engagements as well as contractual terms that allow Viant to bill clients in advance of performing services. During 1997 and 1998, substantially all of Viant's revenues were derived from fixed-price, fixed-time contracts. In 1996, substantially all of Viant's revenues were derived from time and materials based contracts.

    PROFESSIONAL SERVICES. Professional services expenses represented 80% of total net revenues in 1996, 51% in 1997 and 56% in 1998. The increase in professional services expenses as a percentage of net revenues in 1998 compared to 1997 was primarily due to Viant's strategy of increased hiring in anticipation of future growth as well as higher salaries. The decrease in professional services expenses as a percentage of net revenues in 1997 compared to 1996 reflects the higher revenues generated in 1997 as compared to 1996. Professional services expenses increased by $4.0 million from 1996 to 1997 and $6.7 million from 1997 to 1998. These increases were primarily due to the hiring of additional professionals.

    SALES AND MARKETING. Sales and marketing expenses represented 72% of total net revenues in 1996, 18% in 1997 and 16% in 1998. The decrease in sales and marketing expenses as a percentage of revenues from 1997 to 1998 was primarily due to higher revenues generated per sales employee and revenue growth. The decrease in sales and marketing expenses as a percentage of revenues from 1996 to 1997 was primarily due to revenue growth. Sales and marketing expenses increased by $1.1 million from 1996 to 1997 and $1.7 million from 1997 to 1998. The increase in sales and marketing expenses from 1996 to 1997 was attributable to the initiation of sales and marketing activities. The increase from 1997 to 1998 was attributable to the increase in the number of sales personnel and an overall increase in Viant's marketing and branding efforts.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses represented 168% of total net revenues in 1996, 71% in 1997 and 52% in 1998. General and administrative expenses increased by $5.2 million from 1996 to 1997 and $4.1 million from 1997 to 1998. These increases were due primarily to an increase in lease expenditures in connection with the opening of additional offices and the hiring of additional employees. Also included in these increases are additions of $294,000 in 1997 and $612,000 in 1998 to the allowance for doubtful accounts, reflecting Viant's increasing revenues and receivables, including a provision of $400,000 in 1998 related to one client. After adjustment to exclude non-recurring 1997 severance expenses of $1.5 million related to an agreement between Viant and a former employee, general and administrative expenses represented 54% of total net revenues in 1997.

    RESEARCH AND DEVELOPMENT. Research and development expenses represented 52% of total net revenues in 1996, 7% in 1997 and 7% in 1998. Research and development expenses increased $848,000 from 1997 to 1998 because of the addition of two innovation groups. The decrease in research and development expenses as a percentage of total net revenues from 1996 to 1997 was primarily due to revenue growth.

    QUARTERLY RESULTS OF OPERATIONS. The following table sets forth a summary of Viant's unaudited quarterly operating results for each of the seven quarters in the period ended October 1, 1999. This data has been derived from our unaudited interim financial statements which, in our opinion, have been prepared on substantially the same basis as the audited financial statements contained elsewhere in this prospectus and include all normal recurring adjustments necessary for a fair presentation of the financial information for the periods presented. These unaudited quarterly results should be read in conjunction with Viant's financial statements and notes thereto included elsewhere in this prospectus. The operating results in any quarter are not necessarily indicative of the results that may be expected for any future period.

                                                                           QUARTER ENDED
                                            ---------------------------------------------------------------------------
                                            MAR. 31,   JUNE 30,   SEPT. 30,   JAN. 1,    APR. 2,    JULY 2,    OCT. 1,
                                              1998       1998       1998        1999       1999       1999       1999
                                            --------   --------   ---------   --------   --------   --------   --------
                                                                          (IN THOUSANDS)
Net revenues..............................  $ 4,093    $ 4,512     $ 5,302    $ 6,136    $ 7,883    $ 10,991   $ 18,751
                                            -------    -------     -------    -------    -------    --------   --------
Operating expenses:
  Professional services...................    2,237      2,362       2,999      3,652      4,511       5,591      8,440
  Sales and marketing.....................      586        631         805      1,302      1,216       1,661      1,770
  General and administrative..............    1,809      2,118       2,740      3,698      3,518       4,779      6,701
  Research and development................      168        295         389        577        690         850        932
                                            -------    -------     -------    -------    -------    --------   --------
    Total operating expenses..............    4,800      5,406       6,933      9,229      9,935      12,881     17,843
                                            -------    -------     -------    -------    -------    --------   --------
Income (loss) from operations.............     (707)      (894)     (1,631)    (3,093)    (2,052)     (1,890)       908
Interest and other income (expense),
  net.....................................       27        (10)        (79)      (100)        11          51        660
                                            -------    -------     -------    -------    -------    --------   --------
Net income (loss).........................  $  (680)   $  (904)    $(1,710)   $(3,193)   $(2,041)   $ (1,839)  $  1,568
                                            =======    =======     =======    =======    =======    ========   ========

LIQUIDITY AND CAPITAL RESOURCES

    Since inception, Viant has funded its operations and investments in property and equipment through private and public equity financings, bank borrowings and capital lease financing arrangements. Viant's cash and cash equivalents increased from $18.2 million at the end of 1998 to $61.5 million as of the end of the third quarter of 1999. This increase is primarily from the net proceeds of $50.2 million from the issuance of 3,450,000 shares of common stock in Viant's initial public offering on June 18, 1999. These proceeds were offset primarily by cash used for operating activities of $600,000 and for investing activities of $3.4 million. The cash used for operating activities of $600,000 is principally made up of $2.3 million in net loss for the first nine months of 1999 and an $8.1 million increase in accounts receivable primarily due to increased revenue, offset by a $7.9 million increase in accounts payable and accrued expenses. Additionally, the cash used for investing activities primarily reflects Viant's purchases of $2.6 million in property and equipment.

    Viant had a revolving line of credit with a bank which provided for borrowings of up to $5.0 million. Borrowings under this line of credit, which expired on July 3, 1999, bore interest at the bank's prime rate plus 0.5% (8.25% at January 1, 1999). Under the same bank agreement, Viant also had an equipment line of credit which provided for borrowings of up to $1,250,000, bore interest at the bank's prime rate plus 1.0% (8.75% at January 1, 1999) and was repayable in 36 equal monthly installments. Borrowings under the bank lines of credit could be prepaid in whole or in part without penalty and were secured by substantially all of Viant's assets. This revolving line of credit and equipment line were repaid in full and terminated on July 1, 1999. These lines of credit required compliance with financial covenants including the maintenance of financial ratios, including a ratio of total liabilities to tangible net worth of 1.0 and a limitation on maximum quarterly net losses. Viant was in default on a financial covenant at January 1, 1999, for which Viant received a waiver from the bank. In April 1999, Viant extended this credit facility to July 3, 1999 and renegotiated the financial covenants. The financial covenant for which the Company was in default was amended such that the Company could not have incurred a loss exceeding $2,500,000 for each of the fiscal quarters ending April 2, 1999 and July 2, 1999. In addition, the total liabilities to tangible net worth ratio covenant was amended such that the Company must have maintained as of the last day of each fiscal month a ratio of total liabilities to tangible net worth of not more than 1.25 to 1. Viant was in compliance with all its financial covenants during the first six months of 1999. Viant also has a capital lease facility with a leasing company for total availability of $3.2 million secured by the capital assets purchased with the borrowings. Outstanding borrowings under the above credit facility totaled $2.3 million as of October 1, 1999.

    Viant believes that its current cash, cash equivalents and short-term investments and the net proceeds from this offering will be sufficient to meet Viant's working capital and capital expenditure requirements for at least the next 24 months. However, there can be no assurance that Viant will not require additional financings within this time frame or that such additional financing, if needed, will be available on terms acceptable to Viant, if at all.

YEAR 2000 COMPLIANCE

    Many currently installed computer systems and software products worldwide are coded to accept only two-digit entries to identify a year in the date code field. Consequently, on January 1, 2000, many of these systems could fail or malfunction because they may not be able to distinguish between the year 1900 and the year 2000. Accordingly, many companies, including Viant and Viant's clients, potential clients, vendors and strategic partners, may need to upgrade their systems to comply with applicable Year 2000 requirements.

    Because Viant and its clients are dependent, to a very substantial degree, upon the proper functioning of computer systems, a failure of these systems to correctly recognize dates beyond January 1, 2000 would disrupt operations. We may experience operational difficulties caused by undetected errors or defects in our internal systems. Purchasing patterns of our clients and potential clients may be affected by Year 2000 issues as companies expend significant resources to correct their current systems for Year 2000 compliance and may therefore defer new initiatives until they do so. We may become involved in disputes regarding Year 2000 problems occurring in solutions we have developed or implemented or arising from the interactions of our Internet solutions with other software applications. Year 2000 problems could require us to incur delays in providing our services to clients and unanticipated expenses.

    To address these issues, Viant formed a Year 2000 assessment and contingency planning committee, called the Y2K Committee, to review both its information technology systems and its non-information technology systems, and where necessary, to plan for and supervise the remediation of those systems. The Y2K Committee is headed by Viant's Chief Technology Officer. Viant has assessed the Year 2000 readiness of its critical hardware and software systems. The providers of these systems have either confirmed to Viant that these systems are Year 2000 compliant or provided the information necessary for Viant to plan and implement upgrades to make them Year 2000 compliant. Viant has begun to implement upgrades and test these systems as part of its Year 2000 efforts. Based on the information received to date from these vendors, Viant believes this process should be completed by the end of November 1999.

    Viant has initiated communication with other significant vendors to determine the extent to which they are vulnerable to Year 2000 issues. Viant has completed discussions with these vendors regarding their Year 2000 remediation plans. Based on discussions to date, Viant believes that the Year 2000 problem will not materially impact the operations of our significant clients or their plans to purchase our services.

    Based on work done to date, Viant believes that the cost of work and materials to complete its Year 2000 program will be approximately $120,000, of which approximately $90,000 has been spent as of October 1, 1999. This includes the cost of material upgrades, software modifications and related consulting fees.

    Viant's standard master services agreement does not warrant Year 2000 compliance other than the warranties provided by vendors of the software used in its solutions. Viant has reviewed significant non-standard client contracts to determine its exposure for failure to provide Year 2000 compliant solutions. Viant believes these contracts do not provide express warranties for Year 2000 compliance for its solutions. Nevertheless under either contractual arrangement, Viant may become involved in disputes regarding Year 2000 problems occurring in solutions it has developed or implemented or arising from the interactions of its Internet solutions with other software applications. Viant has tested for or received assurances of Year 2000 compliance for the major software components used in its client applications. Viant believes that its exposure for failure to provide Year 2000 compliant products would not have a material impact on its business or operations.

    Viant has developed contingency plans for critical individual information technology systems and non-information technology systems to address Year 2000 risks not fully resolved by Viant's Year 2000 program. To the extent that our assessment has not identified any material noncompliant information technology systems operated by us or by our vendors, Viant feels the most reasonably likely worst case Year 2000 scenario is a temporary telecommunications failure which would impair communications among our offices. Viant currently has contingency plans in place to address such a disruption in its telecommunications systems and believes that such a disruption would not have a material effect on our operations. However, a prolonged telecommunications failure beyond our control could have a material adverse effect on our business, results of operations and financial condition.

    Viant believes that the Year 2000 risk will not present significant operational problems for Viant. However, there can be no assurance that our Year 2000 program will prevent any material adverse effect on our operations, financial condition or customer relations.

                                    BUSINESS

    Viant is a leading Internet professional services firm providing strategic consulting, creative design and technology services to companies seeking to capitalize on the Internet. Viant creates value by helping clients rapidly develop and deploy Internet solutions. Viant accomplishes this value creation through a business model that emphasizes multi-disciplinary teams, an integrated service model, organic growth that reinforces the firm's culture and continuous innovation.

    Viant believes it has gained considerable experience and market presence from completing significant engagements for Global 1000 and other large companies such as American Express, BankBoston, CMGI, Compaq, Deutsche Bank, General Motors, Hewlett-Packard, Kinko's, Lucent Technologies, Polo/Ralph Lauren, LVMH, RadioShack, Sears Roebuck & Co. and Sony Pictures Entertainment.

    The Company was originally incorporated in April 1996, as a California corporation. The Company changed its name from Genuine Internet to Silicon Valley Internet Partners on June 14, 1996. On April 3, 1998, we changed our name to Viant Corporation, and on March 12, 1999, we reincorporated in the State of Delaware.

INDUSTRY BACKGROUND -- INTERNET GROWTH AND OPPORTUNITIES

    Over the past several years the number of Internet users worldwide has grown rapidly. Increasing numbers of individuals and companies now use the Internet to search for information, communicate with others, conduct business and seek entertainment. According to International Data Corporation, the estimated number of Internet users worldwide was 142 million at the end of 1998, and is projected to grow to over 500 million users by the end of 2003.

    The broad acceptance of the Internet has created numerous opportunities for companies that are seeking growth and are challenged by highly competitive and rapidly changing markets, geographically dispersed operations and demands for increased efficiencies. As a result, many senior executives now rank their company's Internet strategy among their highest corporate priorities.

    Internet solutions permit companies to acquire new customers, conduct electronic commerce and consistently manage customer relationships. These solutions can also dramatically improve a company's ability to access, analyze and distribute important information to suppliers, business partners, employees and customers. A manager can, for example, check suppliers' inventories for the availability, pricing and estimated delivery time for important parts needed to fulfill orders. A sales person can perform research on her company's corporate database even though she is thousands of miles from corporate headquarters. Employees worldwide can verify their retirement account balances simply by checking their company's website. A consumer can comparison shop and purchase an item from the comfort of her own home. These examples translate into revenue growth and improved operating efficiencies.

    While there are numerous benefits that may be gained by utilizing the Internet, the analysis, design and implementation of an effective Internet solution requires a range of skills and expertise which few businesses possess. The successful design of Internet solutions requires careful analysis and definition of the strategic implications of the Internet for a business, the creative possibilities for brand, content and user experience and the technology required to support the solution. The rapid development and launch of Internet solutions further requires substantial expertise to develop and integrate new business processes with existing capabilities, to design and execute Internet marketing communications plans and to evaluate, select and implement the appropriate technologies for the Internet solution.

    The current supply of high quality, experienced Internet professionals is relatively limited, making the market extremely competitive for these individuals. Furthermore, it is costly and inefficient for companies seeking to implement their own Internet solutions to hire, train and retain these professionals. As a result, an increasing number of businesses, from start-ups to Global 1000 companies, engage Internet professional services firms to help them design and implement Internet solutions. The market for Internet and e-commerce services is projected to grow dramatically. Forrester Research estimates that this market will grow from $10.6 billion as of November 1999 to $64.8 billion in 2003, representing a compound annual growth rate of 59%.

    The rapidly growing demand for Internet professional services has attracted many firms to this market. Viant believes that many of these firms suffer from one or more of the following limitations:

    - Strength in only one or two of the core competencies of strategic consulting, creative design and technology. Many of these firms have expertise in only one or two of these critical disciplines and therefore must partner with other firms to deliver a complete Internet solution. As a result, separate teams or firms with differing approaches, skill sets and cultures work on the same project. This separation often results in project delays, increased costs and other inefficiencies.

    - A time and materials business model. Service providers who utilize a time and materials model typically bill their clients for the time spent on a project. As a result, these service providers have a reduced incentive to complete a project early or on time as they will continue to be paid even if a project takes longer than planned. Clients, therefore, generally perceive that the time and materials model fails to align the service provider's goals with the client's, namely the rapid, efficient delivery of a working Internet solution.

    - Dependence on acquisitions to add competencies and geographic reach. Certain Internet professional services firms grow primarily through acquisitions of other firms in order to gain expertise in core disciplines or to expand geographically. The mere acquisition of these additional disciplines may not necessarily result in the creation of an integrated service approach. In addition, the integration of an acquired firm's employees and business systems is often difficult and time-consuming, resulting in inconsistent and inefficient delivery of services and solutions to the client.

    Accordingly, Viant believes that companies seeking to effectively capitalize on the Internet require and seek a firm with expertise in strategic consulting, creative design and technology to provide an integrated, seamless delivery of Internet solutions.

THE VIANT SOLUTION

    Viant is a leading Internet professional services firm providing strategic consulting, creative design and technology services to companies seeking to capitalize on the opportunities presented by the Internet. Viant has experienced increased demand for its services. Viant's revenues have grown from $640,000 in 1996 to $8.8 million in 1997, $20.0 million in 1998 and $37.6 million in the first nine months of 1999. Key elements of the Viant solution are:

    INTEGRATED APPROACH

    Viant combines three core disciplines -- strategic consulting, creative design and technology -- to help clients reevaluate their strategies and transform their businesses to take advantage of the Internet. Viant delivers its services for each project through a multi-disciplinary team of strategists, creative designers and information technologists who typically work with key client representatives in a local Viant office. Viant believes that this integrated approach enables it to deliver comprehensive Internet solutions which can be implemented seamlessly and quickly. This approach also reduces costs, miscommunications and delays which can occur when the strategic consulting, creative design and technology disciplines are handled by different teams or firms.

    VIANT SERVICE MODEL

    We created the Viant Service Model to organize and address the broad-ranging and complex needs of clients hoping to utilize the Internet effectively. The service model divides each engagement into three well-defined phases -- Envision, Experience, and Launch -- which provide our consultants with a consistent yet flexible service approach. The Viant Service Model takes a client efficiently from strategy all the way through implementation. Our approach identifies and prioritizes initiatives, rapidly delivers them to market, captures valuable market experience and feedback, and immediately applies this feedback to refine the solution. Viant executes this approach through an iterative process, which results in Internet solutions that are better suited to today's fast-changing market environment than solutions based on a traditional, lengthy and non-iterative approach. The service model also allows us to identify, capture, and reuse valuable Internet frameworks, designs, processes and techniques which we develop in our client projects.

    FIXED-PRICE AND FIXED-TIME

    In substantially all of its engagements, Viant charges a fixed price for its services and provides the client with a substantive deliverable within a short, predetermined timeframe. Viant believes that clients favor fixed-price, fixed-time contracts because they focus on clearly defined deliverables and permit the client to more accurately manage project costs. These contracts also create incentives for Viant to finish within budgeted timeframes, thereby more closely aligning Viant's interests with the client's. Furthermore, this model creates the opportunity for Viant to achieve higher margins by delivering its solutions more efficiently.

    STRATEGIC BUSINESS FOCUS

    Viant works with clients to reevaluate and transform their strategic business processes and operations to take advantage of the Internet. Viant's focus on initiatives that are critical to a client's strategy, operations and organization enables Viant to work with a client's most senior executives. Viant believes that its participation in and development of these critical initiatives results in the opportunity to provide premium value services.

    ORGANIC GROWTH MODEL

    Viant believes its organic growth model is essential to its ability to maintain quality while increasing revenues. To date, Viant has built its business entirely through the training and assimilation of new employees, as opposed to adding employees and disciplines through mergers or acquisitions. A principal element of this training and assimilation is the QuickStart program, an intensive three-week program of activities and instruction attended by all new employees.

    In order to open new offices effectively and quickly, Viant staffs new locations with employees who have relocated from other offices. This process allows Viant to bring new offices on-line quickly, ready to service local clients. Additionally, Viant believes this process maintains consistent firm-wide quality and culture, and an ongoing entrepreneurial environment.

    VIANT CULTURE

    Viant's culture is founded on professional growth, rapid learning and enterprise-wide knowledge-sharing. Employees are evaluated not only on their individual performance, but also on how well they teach other employees and share knowledge. Viant believes that its integrated team approach and policy of servicing clients from local offices has reduced travel time and allowed Viant managers to allocate work efficiently.

VIANT'S STRATEGY

    Viant's goal is to build upon its position as a leading provider of Internet professional services. To achieve this goal, Viant is pursuing the following strategies:

    EXPAND EXISTING CLIENT RELATIONSHIPS AND ATTRACT NEW CLIENTS

    Viant continues to focus on delivering high quality solutions to help its clients redefine and transform their businesses in order to capitalize on the Internet. Viant believes this focus improves client satisfaction and results in two distinct benefits: follow-on engagements with existing, satisfied clients and referrals for engagements with new clients. Viant also plans to continue to build its brand recognition, grow its sales efforts and expand its skill set to acquire new clients seeking comprehensive Internet solutions.

    CONTINUE ENHANCEMENT OF CORE DISCIPLINES

    To enhance its knowledge and thought leadership in the core disciplines -- strategic consulting, creative design and technology -- Viant has established the following research and innovation groups:

      THE VIANT INSTITUTE, which is comprised of dedicated internal personnel and outside advisors whose efforts are focused on thought-leading research and writings on Internet-related issues. Viant uses this research internally to enhance its knowledge and service offerings, and also distributes this research to clients and prospective clients as a means of increasing Viant's visibility in the marketplace.

      THE DESIGN STUDIO, which has a dedicated staff that supports the creative discipline. This group develops new ideas in creative design and user experience, giving our clients innovative ways to attract and strengthen relationships with customers over the Internet.

      THE TECHNOLOGY CENTER, which is comprised of a dedicated team that evaluates and tests new and emerging Internet technologies. This team synthesizes new technologies in order to formulate innovative Internet architectures. These activities benefit our clients by allowing them to rapidly incorporate thoroughly-tested, leading edge technologies into their Internet solutions.

    In addition, Viant has established an advisory board which will provide Viant's client executives and senior management with insights associated with designing, building and sustaining business models to compete in the new digital economy. The members of the Advisory Board are W. Brian Arthur, John Seely Brown, Paul Saffo, N. Venkatraman and Richard J. Chavez, Viant's Chief Strategy Officer.

    Viant believes that the combination of new intellectual capital from its innovation groups and advisory board with its project-based experience will allow it to remain on the leading edge of strategic consulting, creative design and Internet technologies.

    ATTRACT AND RETAIN THE HIGHEST QUALITY EMPLOYEES

    Viant seeks to hire high quality employees with a broad range of experience and knowledge. Consistent with its organic growth plan, Viant recruits a substantial number of its new employees through an employee referral program. This program rewards employees for new hires referred by them. The QuickStart training and orientation program accelerates the dissemination of knowledge among new employees and instills an understanding of Viant's culture and shared values. Viant's culture provides long-term appeal for its employees by providing extensive client contact and allowing them to pursue mastery of one discipline or gain a broad exposure across two or more disciplines. Viant also encourages its employees to pursue entrepreneurial opportunities by helping to launch new offices. Viant believes that equity ownership is an important component of employee compensation. As a result, all Viant employees are granted options to purchase Viant stock upon commencement of employment. In addition, as a further incentive to attract and retain the highest quality employees, Viant has begun to explore investment vehicles through which it could invest in Internet-related businesses. Although Viant has not decided which vehicle, if any, is most appropriate, Viant may pass along to its employees a portion of the potential gains associated with any of these investments. Viant may use a portion of the net proceeds from this offering for making these investments.

    LEVERAGE COMPANY-WIDE KNOWLEDGE

    Viant's multi-disciplinary teams gain valuable experience and knowledge through client engagements. Viant's culture, systems and processes promote the sharing of this knowledge throughout the company. Viant has developed a unique, proprietary knowledge sharing and collaboration system, consisting of electronic documents and shared workspaces, called FOCUS. During every client engagement, Viant project teams seek to expand Viant's knowledge base by identifying innovative processes, techniques and analyses that they believe will be valuable to other project teams. The FOCUS system enables the:

    - efficient distribution of company-wide knowledge and experience;

    - reuse of processes and knowledge from past projects;

    - acceleration and enhancement of professional development; and

    - close collaboration and knowledge sharing with clients during projects.

    The client benefits from Viant's FOCUS system which gives it access to a broad array of proven assets, methods and project experience. Viant benefits from this knowledge sharing strategy through the reuse of processes, components and methodologies. This strategy accelerates the delivery of Internet solutions and over time could result in improved operating margins.

    CONTINUE TO REFINE OUR OPERATING SYSTEMS AND PROCESSES

    Viant has built and continues to refine its management processes and supporting systems in order to streamline and standardize operations. These include systems and processes for:

    - revenue forecasting;

    - recruiting;

    - project financial management;

    - relationship management;

    - career management;

    - knowledge sharing;

    - project staffing; and

    - accounting.

    Viant believes that the evolution of its infrastructure has allowed and will continue to allow it to scale its operations and compete effectively.

    EXPAND GEOGRAPHICALLY

    Viant believes that significant revenue growth opportunities exist from expansion into new geographic markets. To date, Viant has opened offices in six cities in the United States and an office in London and has established a presence in two additional U.S. cities. Viant has plans to expand to additional domestic and international markets. Through its organic growth model, each office is initially staffed with experienced employees from other Viant offices and then with new employees from the local geographic area. Viant believes this expansion strategy provides ongoing entrepreneurial opportunities for employees and closer relationships with clients.

    EXTEND SERVICE OFFERING

    Viant believes that additional growth opportunities may also exist through strategic alliances with complementary service providers. As an example, Viant has entered into an alliance with Hewlett-Packard Company and Technology Crossover Ventures, called "NetSpinoff.com," as a means of offering additional services to meet new market demands. The alliance's planned service offerings include, among others: venture capital, digital brand strategy, digital organization design, web development, legacy-system integration and application hosting. NetSpinoff.com will target these services at Fortune 1000 corporations who are looking to create or spin-off Internet business.

    PROVIDE SERVICES ACROSS A BROAD RANGE OF INDUSTRIES

    Viant focuses on building knowledge of and skills relating to the design and development of Internet solutions to help companies redefine and transform their businesses. Viant believes the broad-based business knowledge and Internet expertise it attains from its client engagements is scalable across a wide range of industries. Clients have effectively utilized this expertise in a broad range of industries which, to date, have included:

    - financial services;

    - retail;

    - music and entertainment;

    - pharmaceutical;

    - media and publishing;

    - high technology;

    - utilities;

    - distribution; and

    - telecommunications.

VIANT SERVICES

    Viant has focused on developing substantial expertise in five major service areas. These service areas include:

    INTERNET STRATEGY SOLUTIONS

    Companies often pursue multiple Internet initiatives in an isolated and uncoordinated manner, ignoring the opportunities to integrate these initiatives with broader corporate strategy and business practices. Viant works closely with a client to better understand its existing business strategy, processes and needs in order to design a comprehensive and complementary Internet strategy. Viant also works with a client to redesign its organizational structure and processes to fully capitalize on the new, Internet-inclusive business strategy. Viant then helps the client to focus, define, and prioritize its Internet investments to ensure that they represent a unified strategy closely tied to the client's overall business objectives and operations.

    ELECTRONIC COMMERCE SOLUTIONS

    As increasing numbers of people research and purchase goods and services directly over the Internet, many companies have rushed to create their own Internet storefront in what they view simplistically as a new distribution channel. Viant helps clients move beyond this approach by focusing them on critically important issues such as customer segmentation, online customer behavior, the design and creation of positive user experiences, customer information capture and analyses, and effective online customer service. This focus helps clients to create electronic commerce solutions that attract, satisfy and retain loyal customers through the Internet.

    BUSINESS PARTNER SOLUTIONS

    Historically, business partners have largely interacted via multiple and sometimes inefficient methods including faxed correspondence, telephone sales and support, paper-based orders, invoicing and payment. Business partners can greatly improve the efficiency of this process by using secure Internet-based transactions and correspondence systems, often called extranets. Viant has gained substantial knowledge and expertise in rapidly analyzing complex business operations and partner interaction systems, redesigning business partner interactions around extranet solutions, designing effective user interfaces and functionality, and integrating extranet solutions with disparate hardware and software systems.

    INTERNAL INFORMATION SOLUTIONS

    As companies grow in headcount and geographic breadth, managers often face the difficult and costly question of how to share information with large numbers of employees, often in numerous geographic locations. For example, an updated brochure or handbook that needs to be sent to 850 locations worldwide requires a significant amount of time and resources. Viant helps clients to develop corporate Internet solutions, often called intranets, which allow the secure capture, storage, and distribution of information by and to a client's authorized employees. Viant designs and deploys intranet solutions, for example, that enable a global company to post documents, audio or video clips on a website for access by all employees worldwide. Viant's intranet solutions allow clients to communicate important information to those who need it in a cost and time efficient manner.

    INTERNET-ONLY BUSINESS SOLUTIONS

    The dramatic growth in Internet use has also given rise to a new class of businesses which are designed specifically for the Internet. Viant works with clients and managers to design and deploy the business strategy, operations, and systems for these new Internet enterprises. Because market conditions shift extremely quickly for Internet-based businesses -- for example with the entrance of new competitors, regulations or technologies -- clients value Viant's ability to help them rapidly and effectively analyze conditions, anticipate and respond to changes, and refine their business strategies and systems.

VIANT SERVICE MODEL

    The Viant Service Model is comprised of three distinct, customizable and iterative phases, which facilitate the rapid delivery of Internet solutions. Viant works with the client to understand its specific business needs and determine the most appropriate activities within each phase of the service model. Each phase takes approximately 60-90 days, is provided on a fixed-price, fixed-time basis and involves all three core disciplines. These three phases may be repeated as required to refine and deliver an Internet solution. The Viant Service Model can be illustrated graphically as follows:

                     (DIAGRAM DEPICTS VIANT SERVICE MODEL)

    (A triangle with the words Strategy, Technology, and Creative, and three boxes, labeled, "Envision: Explore and Develop the Internet Strategy"; "Experience: Design Prototypes to Test Approaches"; and "Launch: Build and Deploy the Internet Solution". The words Ideas/Option, Blueprint/Market Tests and Build/Refine will appear under the boxes)

    ENVISION

    During the first phase, ENVISION, project teams examine the client's marketplace, including competitors, customer needs and brand identity. Viant interprets the client's core value proposition and business practices for the Internet environment based on Viant's integrated perspective of customer behavior and needs, competitive dynamics and technology trends and issues. Viant works with the client to establish a focused objective -- for example, increased customer value, strengthened partner relationships or improved operating efficiencies -- and a comprehensive set of business options to achieve this objective.

    Once this set of options is developed and articulated, Viant works with the client to further analyze and prioritize the potential options by:

    - defining the decision framework and criteria to select near-term and long-term Internet investments;

    - developing a profile of the client's capabilities and comparing those capabilities against the requirements of the solution;

    - performing a rigorous business case analysis to determine which option to pursue; and

    - creating a conceptual design to help visualize the options.

    At the end of this phase, Viant delivers an action plan that is understood and supported by key managers throughout the client organization and is grounded in the client's business strategy. The action plan outlines specific Internet solutions and their expected benefits. The plan also identifies the work needed to determine the solution's requirements.

    EXPERIENCE

    In the second phase, EXPERIENCE, the project team utilizes the action plan from Envision and carefully investigates the Internet solutions through market tests. The project team creates an initial layout and subsequent prototypes of the Internet solution. These prototypes can then be tested with the client's existing and potential customers. The testing process allows clients to incorporate customer feedback into the Internet solution.

    Another important aspect of the Experience phase is the continued assessment of prototypes against the client's broad business strategy, internal operations and processes, marketing initiatives and technology systems. Viant helps the client refine its initial strategy and action plan into a better defined Internet solution and launch plan.

    LAUNCH

    In the third phase, LAUNCH, activities center on creating the capabilities needed not only to implement an Internet solution, but also to establish that Internet solution as an ongoing and integrated dimension of the client's business operations. Project teams build and deploy Internet solutions through incremental releases. Project teams perform rigorous testing on each release to ensure proper functioning and reliability. Viant trains the client throughout the Launch phase enabling the client to manage ongoing maintenance once the Internet solution is complete. Activities in this phase include:

    - development of Internet software applications;

    - integration between the Internet solution and the client's existing technology systems;

    - refinement of the client's business and Internet strategy, based on operational needs and ongoing customer feedback;

    - management of changes in work processes;

    - rigorous testing of an Internet solution to ensure reliability and proper functionality;

    - transitioning the Internet solution to client personnel for ongoing maintenance and revision; and

    - execution of the integrated marketing strategy.

The Viant Service Model's iterative build and release process provides a high degree of flexibility to meet changing client needs and ensures a high-quality solution.

    BENEFITS OF THE VIANT SERVICE MODEL

    The Viant Service Model provides us with considerable benefits and advantages including:

    - A consistent approach for the rapid, effective delivery of all of Viant's services. This approach is taught to all Viant consultants through the QuickStart program and subsequent training programs;

    - Standard methods to identify and capture valuable reusable assets developed in client projects. These reusable assets include proprietary Internet frameworks, designs, tools, processes, techniques and software; and

    - A powerful means to facilitate sales forecasting and resource management.

    Viant also believes that the service model provides benefits to clients, which include:

    - COMPLETENESS. The Viant Service Model incorporates all the elements needed to design and implement an effective Internet solution, including the creation of the business strategy, development of the marketing plan, design of a business organization, layout of the technical architecture, implementation of the Internet solution and the introduction of the redesigned business. The Viant Service Model provides clients with an integrated set of activities that effectively move them from analysis through execution.

    - SPEED. The Viant Service Model takes a client efficiently from strategy all the way through implementation, avoiding costly hand-offs that typically occur when a client uses one consulting team or firm for strategy and operations, another for creative design and marketing, and a third for systems development and integration. Clients utilizing the Viant Service Model gain a benefit by rapidly getting the right Internet initiative to market.

    - INNOVATION. The Viant Service Model draws on multi-disciplinary teams of strategic consulting, creative design and technology experts. Clients benefit by having innovative ideas formed from three, distinct disciplinary perspectives, and from having these perspectives integrated early and throughout all phases of the engagement.

    - ALIGNMENT. The Viant Service Model draws on key representatives from various functional areas within the client's organization, including marketing, information technology, strategy and operations. As a result, the Internet strategy and execution receives deep and broad support across the client organization. This organizational support helps to ensure that Internet initiatives and investments are aligned with the client's business goals and operations.

    - UNIQUENESS. The Viant Service Model is highly flexible and can incorporate a client's prior Internet work and investments as well as its unique brand, organization and technology requirements. As a result, each client gets a unique work plan that is most efficient for its operations and organization, as well as unique Internet initiatives to specifically address that client's needs.

    - RISK MITIGATION. The Viant Service Model relies on proven frameworks, techniques and processes. As a result, clients benefit from reliable mechanisms that can be used to identify and manage project risk and to ensure the quality delivery of Internet initiatives, on time and within budget.

    We seek to protect the software applications, methods and internal business processes that comprise the Viant Service Model through a combination of copyright and trade secret laws. We use all reasonable efforts to protect the proprietary and confidential aspects of the service model by requiring any party having access to them to execute a nondisclosure agreement or an employee confidentiality agreement.

SALES AND MARKETING

    Viant markets its Internet professional services through sales professionals and consultants located in Boston, Chicago, Dallas, Houston, London, Los Angeles, New York, and San Francisco. Viant believes that this regional sales focus combined with our local service approach allows Viant to develop strong market presence and name recognition in each of our local markets. Viant's sales professionals operate through a coordinated and structured process to evaluate large numbers of prospective clients, target qualified prospects and secure new engagements.

    Viant primarily markets its services to Global 1000 corporations. In addition, Viant markets its services to early stage companies whose businesses are designed and built around the Internet. Viant believes that the opportunities and issues created by the Internet, including new brand enhancement possibilities and dramatic shifts in product distribution strategies, span a broad range of industries.

    Our sales efforts are supplemented by marketing and communications activities which we pursue to further build Viant's brand name and recognition in the marketplace. These activities include direct mail campaigns targeting corporate executives, public speaking opportunities, attendance at industry conferences and business events, a public relations program, sales and marketing materials and our own focused Internet brand initiative.

SIGNIFICANT CLIENTS

    Our clients include the following companies:

             American Express Company
             BankBoston Corporation
             BlueTape, LLC
             CMGI, Inc.
             Compaq Computer Corporation

             Della & James, Inc.
             Deutsche Bank AG
             Dreyfus Brokerage Services
             Fortunoff Incorporated
             General Motors Corporation
             Hewlett-Packard Company
             Informix Software
             J. Crew Group, Inc.
             Kinko's Corporation
             Lucent Technologies Inc.
             LVMH
             Oncology Therapeutics Network, Corp., a subsidiary of Bristol-Myers Squibb Co.
             Polo/Ralph Lauren Corporation
             RadioShack
             Sears, Roebuck & Co.
             Sony Pictures Entertainment
             Unum Corporation

    We derive a significant portion of our revenues from large projects for a limited number of clients. In 1998, our five largest clients accounted for approximately 59% of our revenues. During this period, Kinko's Corporation, Lucent Technologies Inc. and Compaq Computer Corporation each accounted for more than 10% of our revenues. In the first nine months of 1999, our five largest clients accounted for approximately 55% of our revenues. During this period, Compaq and BankBoston each accounted for more than 10% of our revenues.

COMPETITION

    Viant competes in the Internet professional services market, which is relatively new and intensely competitive. Viant expects competition to intensify as the market evolves. Viant believes that the competitors fall into several categories, including the following:

    - Internet service firms, such as AGENCY.COM, iXL, Organic Online, Proxicom, Razorfish and USWeb/CKS;

    - technology integrators, such as Andersen Consulting, Cambridge Technology Partners, EDS, IBM, Sapient and Scient; and

    - strategic consulting firms, such as Bain, Booz-Allen & Hamilton, Boston Consulting Group, Diamond Technology Partners and McKinsey.

    Many of Viant's competitors have longer operating histories, larger client bases, longer relationships with clients, greater brand or name recognition and significantly greater financial, technical, marketing and public relations resources than Viant. Viant believes that only a few of these competitors offer an integrated package of professional Internet services. Several competitors, however, have announced their intention to offer a broader range of services than they currently provide.

    Viant believes that the principal competitive factors in the Internet professional services market are: the provision of an integrated services, breadth of service offerings, cost certainty and a referenceable customer base. Viant believes that its service model allows it to compete favorably in all of the above areas.

    There are relatively low barriers to entry into the Internet professional services market. As a result, new market entrants pose a threat to Viant's business. Existing or future competitors may develop or offer services that are comparable or superior to ours at a lower price, which could have a material adverse effect on our business, financial condition and results of operations.

LEGAL PROCEEDINGS

    From time to time, Viant may be involved in litigation incidental to the conduct of its business. Viant is not currently party to any material legal proceedings.

    The Company has received a number of letters from Eric Greenberg, a founder and former employee of the Company and currently the Chairman of the Board of Scient Corporation. Mr. Greenberg owns 863,383 shares of the Company's capital stock. Mr. Greenberg contends that the Company has breached contractual obligations and fiduciary duties owed to him, and further contends that his shares are not subject to the lock-up provisions in his contracts with the Company and are freely tradable. The Company denies Mr. Greenberg's allegations, believes they are without merit and if a lawsuit is initiated, intends to defend such lawsuit vigorously.

PEOPLE AND CULTURE

    Viant had 27 employees at the end of 1996, 119 at the end of 1997, 213 at the end of 1998 and 328 employees as of October 1, 1999. None of Viant's employees is represented by a labor union and Viant believes its employee relations are excellent. Although Viant has experienced rapid growth, it continues to grow organically and to introduce every new employee into the Viant culture via its intensive three-week QuickStart training program. Viant believes that this shared introductory experience is critical to its corporate culture and service quality.

    Viant recognizes that its employees are key to its future success. This future success is based on the following factors:

    - an effective recruiting program that attracts bright, creative and entrepreneurial candidates;

    - a strong corporate culture reinforced through our organic growth model;

    - ongoing training and development; and

    - equity ownership for all employees.

    PHILOSOPHY

    Viant's personnel and culture philosophy is simple: to provide every employee with an environment for professional growth and development. Viant believes that intelligent and motivated individuals achieve their fullest potential by collaborating with high-caliber professionals in a work environment charged with creativity and innovation. Viant also believes that individual learning is accelerated when the firm's collective knowledge and experience is shared in a team environment that is stimulating, challenging and fun.

    RECRUITING

    Viant dedicates significant resources to its recruiting efforts. A substantial number of Viant's new hires come from referrals by current employees. Viant believes that its existing employees are an excellent recruiting resource and rewards employees that bring new people into the organization. Viant believes that the success of its employee referral program is a direct reflection of current employee satisfaction. Viant also actively recruits from many of the country's leading graduate and undergraduate programs and through professional search firms.

    TRAINING AND DEVELOPMENT

    Viant's training and professional development programs advance the skills of its employees and enable Viant to deliver high-quality services to its clients. A principal element of this training is

Viant's QuickStart program. QuickStart is an intensive three-week program attended by all new employees. In the program, new employees learn about the culture and values of the firm, meet other new employees from across the firm and gain first-hand experience with Viant's Service Model. Additionally, Viant continues to develop programs that ensure each consulting professional has the opportunity to develop skills in each of Viant's core disciplines.

    COMPENSATION

    Viant's compensation program has been structured to attract and retain highly skilled professionals by offering competitive base salaries with annual cash bonus opportunities. Each Viant employee receives stock options upon commencement of employment and may receive additional options based upon performance.

FACILITIES

    Viant's headquarters are located in 20,000 square feet of leased office space in Boston, Massachusetts. This facility is used by Viant's senior management, administrative, human resources and training personnel as well as the Boston business unit consultants. The lease term extends to March 31, 2003 with a five-year renewal at the option of Viant. Additionally, Viant leases 25,000 square feet in New York, 23,466 square feet in San Francisco and 17,576 square feet in Dallas and 5,177 square feet in Chicago. The New York lease term extends to July 28, 2007 with a ten-year renewal at the option of Viant. The San Francisco lease term extends to August 30, 2003 with a five-year renewal at the option of Viant. The Dallas lease was amended effective August 15, 1999 such that the lease term extends to September 30, 2004 with a five-year renewal at the option of Viant. The Chicago lease term is from September 1, 1999 through February 29, 2000, after which the lease will continue on a month-to-month basis terminable upon 30 days notice by either party. Viant has also entered into short term leases for professional office space in Los Angeles and London.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    Our directors and executive officers as of November 1, 1999 are as follows:

NAME                              AGE                       POSITION WITH VIANT
----                            --------                    -------------------
Robert L. Gett                      49     President and Chief Executive Officer, and Director
M. Dwayne Nesmith                   37     Vice President and Chief Financial Officer
Richard J. Chavez                   34     Vice President and Chief Strategy Officer
Timothy A. Andrews                  42     Vice President and Chief Technology Officer
Christopher Newell                  48     Vice President and Chief Knowledge Officer
Diane M. Hall                       36     Vice President and Chief People Officer
Mark G. Leiter                      34     Vice President and Chief Marketing Officer
Sherwin A. Uretsky                  41     Vice President, Worldwide Sales
Michael J. Tubridy                  44     Vice President of Finance and Treasurer
Robbie O. Vann-Adibe                37     Vice President and Co-General Manager, London
Edward J. Mello                     41     Vice President of Strategic Development
Chirag V. Patel                     30     Vice President and General Manager, Boston
Lance L. Trebesch                   34     Vice President and General Manager, Los Angeles
Paul R. Michaud                     35     Vice President and General Manager, New York
Michael B. McFarland                35     Vice President and General Manager, Dallas
Xavier Zang                         34     Vice President and General Manager, San Francisco
Michael A. Keany                    39     Vice President and Co-General Manager, London
William H. Davidow(1),(2)           64     Chairman of the Board of Directors
Kevin W. English                    46     Director
Venetia Kontogouris(1),(2)          48     Director
William E. Kelvie                   51     Director

------------------------

(1) Member of the audit committee

(2) Member of the compensation committee

    ROBERT L. GETT has served as President and Chief Executive Officer and director of Viant since November 1996. From August 1990 to October 1996,
Mr. Gett was the President-North America and was on the board of directors for Cambridge Technology Partners (Massachusetts), Inc., a technology consulting and systems integration firm. From April 1988 to July 1990, Mr. Gett was President of Fidelity Software Development Company, a subsidiary of Fidelity Investments, a financial services company. From January 1982 to March 1988, Mr. Gett served as Managing Director and Chief Information Officer of Smith Barney, Inc., a financial services company. Mr. Gett currently serves on the board of directors of Optika, Inc., an imaging and document management software company. Mr. Gett holds a BS in Mathematics from Indiana University of Pennsylvania and an MS in Technology Management from American University.

    M. DWAYNE NESMITH has served as Vice President and Chief Financial Officer of Viant since March 1999. From December 1996 to March 1999, Mr. Nesmith served as Viant's Vice President of Operations and Planning, and from May 1996 to
June 1998, Mr. Nesmith served as Viant's Vice President of Product Marketing. From January 1992 to April 1996, Mr. Nesmith was a product manager for Compuware Corporation, a technology consulting and software development company. From August 1989 to December 1991, Mr. Nesmith was a product marketing manager for Oracle Corporation, a database and technology company. From July 1984 to May 1987, Mr. Nesmith was a consultant for Arthur Andersen, an audit, tax and consulting firm. Mr. Nesmith holds a BS in

Computer Science from the University of Mississippi and an MBA from the Harvard Business School.

    RICHARD J. CHAVEZ has served as Vice President and Chief Strategy Officer of Viant since February 1997. From January 1995 to January 1997, Mr. Chavez was a Principal for CSC Index, a management consulting firm. From August 1994 to December 1994, Mr. Chavez was a Senior Client Partner and Manager for Cambridge Technology Partners (Massachusetts), Inc., a technology consulting and systems integration firm. From January 1989 to June 1994, Mr. Chavez was the Chief Operating Officer and President of Marble Associates, Inc., a technology consulting and systems integration firm. Mr. Chavez holds an AB degree in Political Science from Harvard College.

    TIMOTHY A. ANDREWS has served as Chief Technical Officer of Viant since August 1998. The Chief Technical Officer is responsible for overseeing all aspects of engineering, software development and technical implementation activities. From July 1996 to July 1998, Mr. Andrews was a partner at Diamond Technology Partners, Inc., a strategic management consulting firm. From
July 1994 to July 1996, Mr. Andrews was the Vice President of Technology for the consulting and systems integration unit of Computer Sciences Corporation, a consulting and systems integration firm. From January 1986 to February 1994, Mr. Andrews was the Chief Technical Officer of ONTOS, Inc., a software company. Mr. Andrews holds an AB in Engineering Science from Dartmouth College and an MS in Computer Science and Electrical Engineering from Worcester Polytechnic University.

    CHRISTOPHER NEWELL has served as Vice President and Chief Knowledge Officer of Viant since April 1999. The Chief Knowledge Officer is responsible for overseeing the systems and processes that capture and distribute the experience gained in client engagements. From January 1994 to March 1999, Mr. Newell founded and served as Executive Director for, the Lotus Institute, the research and executive education division of Lotus Development Corporation, a software company. From October 1988 to January 1994, Mr. Newell served as Director of Organizational Development and Training for Lotus Development Corporation. Since October 1998, Mr. Newell has served as the Co-Director of the IBM Institute for Knowledge Management. Mr. Newell holds a BA in Psychology from Wheeling Jesuit College, an MS in Counseling Education from Suffolk University, and a PhD in Psychology from Massachusetts School of Professional Psychology.

    DIANE M. HALL has served as Vice President and Chief People Officer of Viant since April 1999. From January 1998 to April 1999, she served as Viant's Vice President and Chief People and Knowledge Officer, and from March 1997 to
January 1998, she served as Viant's Vice President and Chief Knowledge Officer. From March 1996 to March 1997, Ms. Hall was an independent business and technology consultant. From August 1993 to March 1996, Ms. Hall was a Senior Director at Cambridge Technology Partners (Massachusetts), Inc. Ms. Hall holds a BS in Computer Science from the University of Massachusetts -- Lowell.

    MARK G. LEITER has served as Vice President and Chief Marketing Officer of Viant since June 1999. The Chief Marketing Officer is responsible for shaping growth strategies for Viant, as well as building the Viant brand across worldwide markets. From November 1993 to October 1996, Mr. Leiter was employed as an Engagement Consultant by McKinsey & Company, Inc., and from November 1996 to June 1999 Mr. Leiter was employed as a Senior Engagement Manager and co-leader of the North American Marketing Practice for McKinsey. While at McKinsey, Mr. Leiter founded and was the co-leader of the firm's Branding Strategy practice. Mr. Leiter holds an AM in Sociology from Harvard University and a BA in Sociology from the State University of New York at Albany.

    SHERWIN A. URETSKY has served as Vice President, Worldwide Sales of Viant since August 1997. From February 1992 to August 1997, Mr. Uretsky was a Senior Vice President for Technology Solutions Company, a systems consulting firm. Mr. Uretsky holds a BS degree in Computer Science from the State University of New York and an MBA from New York University.

    MICHAEL J. TUBRIDY, CPA has served as Vice President of Finance and Treasurer since March 1999. From December 1997 to March 1999, Mr. Tubridy served as Viant's Chief Financial Officer and Vice President of Finance and Administration. Prior to that, he served as a consultant to Physiometrix, Inc., a medical device company, from September to December 1997, and as Physiometrix's Chief Financial Officer and Vice President of Finance and Administration from November 1994 to September 1997. Mr. Tubridy served as Chief Financial Officer and Vice President of Finance and Administration for Open Data Corp., a software company, from June 1993 to November 1994. Mr. Tubridy holds a BS in Engineering from the University of Rhode Island and an MS in Accounting from Northeastern University.

    ROBBIE O. VANN-ADIBE has served as Vice President and Co-General Manager, London of Viant since April 1999. From January 1997 to May 1999, Mr. Vann-Adibe served as Vice President and General Manager, San Francisco of Viant. From April 1996 to January 1997, Mr. Vann-Adibe served as the Senior Vice President of Financial Services of Viant. From June 1995 to March 1996, Mr. Vann-Adibe served as Vice President of Product Marketing at Illustra Information Technologies, a software product company. From September 1992 to June 1995, Mr. Vann-Adibe worked at Oracle Corporation where he last served as a Director of Oracle Industries. Mr. Vann-Adibe holds a BSc in Mathematical Economics and Econometrics from The London School of Economics and an MSc in Management Science and Operational Research from The University of Warwick.

    EDWARD J. MELLO has served as Vice President of Strategic Development of Viant since June 1999. From January 1998 to June 1999, Mr. Mello served as Vice President and General Manager, Dallas of Viant. From August 1988 to
November 1997, Mr. Mello was a Vice President and Managing Partner of the consulting and systems integration division of Computer Sciences Corporation, a management and information systems consulting firm. Mr. Mello began his career at Electronic Data Systems after serving as an officer in the United States Corps of Engineers. Mr. Mello holds a BA in Classics from the University of Notre Dame.

    CHIRAG V. PATEL has served as Vice President and General Manager, Boston of Viant since March 1998. From October 1996 to March 1998, Mr. Patel was a consultant for Viant. From January 1995 to October 1996, Mr. Patel was a Principal at Oracle Corporation, a database and technology company. From January 1992 to January 1995, Mr. Patel was an Assistant Vice President at Merrill Lynch & Co., Inc., a financial services firm. Mr. Patel holds a BS in Computer Science from Fairleigh Dickinson University.

    LANCE L. TREBESCH has served as Vice President and General Manager, Los Angeles of Viant since September 1998. From November 1997 to September 1998,
Mr. Trebesch was an employee of Viant. From March 1996 to June 1997,
Mr. Trebesch was the Head of Strategic Alliances for Dimension X, Inc., a software company. From June 1989 to February 1996, Mr. Trebesch was the Director of Information Technology for APL Limited, a shipping company. Mr. Trebesch holds a joint BA in History and Economics from the University of Washington.

    PAUL R. MICHAUD has served as Vice President and General Manager, New York of Viant since March 1999. From July 1996 to March 1999, Mr. Michaud was an employee of Viant. From October 1994 to July 1996, Mr. Michaud was the Director of Consulting for Seer Technologies, Inc., a software consulting firm, and from June 1990 through October 1994, Mr. Michaud was a Senior Consultant at Seer Technologies, Inc. Mr. Michaud is the brother-in-law of Michael A. Keany.
Mr. Michaud holds a BS in Computer Science from the Massachusetts Institute of Technology.

    MICHAEL B. MCFARLAND has served as Vice President and General Manager, Dallas since June 1999. From May 1998 to June 1999, Mr. McFarland was an employee of Viant. From April 1997 to April 1998 Mr. McFarland was the Community Leader of the Dallas CSC Index office in charge of that office's operations. From April 1995 to April 1997, Mr. McFarland was a Principal at CSC Index. From August 1991 to April 1995, Mr. McFarland held positions of Associate, Senior Associate and

Managing Associate at CSC Index. Mr. McFarland holds a BS in Management Science and Computer Systems from Oklahoma State University and a MS in Management from Northwestern University.

    XAVIER ZANG has served as Vice President and General Manager, San Francisco of Viant since April 1999. From September 1996 to April 1999, Mr. Zang was an employee of Viant. From September 1993 through July 1996, Mr. Zang was an Associate with the general management consulting firm McKinsey & Company in San Francisco. Mr. Zang holds an MBA from the University of California at Berkeley's Walter A. Haas School of Business and a BA in Economics and German Literature from the University of Notre Dame.

    MICHAEL A. KEANY has served as a Vice-President and Co-General Manager, London of Viant since April 1999. From July 1996 to March 1999, Mr. Keany was an employee of Viant. From December 1994 to July 1996, Mr. Keany was an associate with the management consulting firm of Booz, Allen & Hamilton. From
December 1990 to December 1994, Mr. Keany held a variety of roles at Seer Technologies, a software consulting firm, including Senior Consultant, and General and Consulting Manager. Mr. Keany is the brother-in-law of Paul R. Michaud, Vice President and General Manager, New York. Mr. Keany holds a BSc. Hons. in Environmental Studies from the University of Sunderland.

    WILLIAM H. DAVIDOW has served as the Chairman of Viant's board of directors since July 1997. From May 1985 to the present, he has served as a General Partner of Mohr, Davidow Ventures, a venture capital firm. Mr. Davidow is currently serving on the board of directors of Rambus, Inc., Power Integrations, Inc., and The Vantive Corporation. Mr. Davidow holds a BS and MS in electrical engineering from Dartmouth College and a PhD in electrical engineering from Stanford University.

    KEVIN W. ENGLISH has served on Viant's board of directors since April 1999. From October 1998 to November 1999, Mr. English has served as Chief Executive Officer and President of TheStreet.com. Mr. English was chairman of the board of TheStreet.com from December 1998 to November 1999. Before joining TheStreet.com, Mr. English served as Vice President and General Manager of the Nexis Enterprise Group, a division of Lexis-Nexis, from February 1998 to October 1998. From September 1997 to February 1998, Mr. English directed an advertiser remediation and recompense program for the Reed Travel Group, a wholly-owned subsidiary of ReedElsevier, and reported to the chairman of ReedElsevier, the parent company of Lexis-Nexis. Mr. English served as Vice President of Sales and Marketing of Lexis-Nexis from May 1995 to September 1997 and as a Senior Director from 1994 to May 1995. Mr. English holds a BA in history from Stonehill College.

    VENETIA KONTOGOURIS has served on Viant's board of directors since
June 1996. From November 1999, Ms. Kontogouris has served as the Managing Director of Trident Capital, a venture capital firm and since July 1997, has served as the President of Enterprise Associates, LLC, the venture capital unit of IMS Health, an information solutions provider to the pharmaceutical and healthcare industries. From July 1997 to present, Ms. Kontogouris has also served as a Senior Vice President of Cognizant Corporation, a venture capital interest. From 1992 to July 1997, Ms. Kontogouris was a Senior Vice President with The Dun & Bradstreet Corporation, a business services company.
Ms. Kontogouris serves on the board of directors of Cognizant Technology Solutions Corporation, an information technology consulting company and several private companies. Ms. Kontogouris holds a BA from Northeastern University and an MBA from the University of Chicago.

    WILLIAM E. KELVIE has served on Viant's board of directors since June 1999. Mr. Kelvie is also a director of HomeStore since August 1998. He is Executive Vice President and Chief Information Officer responsible for information technology systems at Fannie Mae, including its technology business and its internal systems. Mr. Kelvie joined Fannie Mae in November 1990 as Senior Vice President and Chief Information Officer and became Executive Vice President in November 1992.

Prior to his tenure at Fannie Mae, Mr. Kelvie was a partner with Nolan, Norton & Company, a management consulting company specializing in information technology strategies and plans and served in various capacities with The Dexter Corporation, a specialized manufacturing company, and The Travelers, an insurance and financial services company. Mr. Kelvie received a B.S. in English literature from Tufts University and an M.S. in English literature from Trinity College.

BOARD COMPOSITION

    Viant currently has authorized five directors. In accordance with the terms of Viant's amended and restated certificate of incorporation, the terms of office of the members of the board of directors are divided into three classes:
Class I, whose term will expire at the annual meeting of stockholders to be held in 2000, Class II, whose term will expire at the annual meeting of stockholders to be held in 2001, and Class III, whose term will expire at the annual meeting of stockholders to be held in 2002. The Class I director is Venetia Kontogouris, the Class II directors are William H. Davidow and Kevin W. English, and the Class III directors are Robert L. Gett and William E. Kelvie. At each annual meeting of stockholders after the initial classification, the successors to directors whose term will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. In addition, Viant's amended and restated bylaws provide that the authorized number of directors may be changed only by resolution of the board of directors or its stockholders. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors. This classification of the board of directors may have the effect of delaying or preventing changes in control or management of Viant.

    Each officer is elected by, and serves at the discretion of, the board of directors. Each of Viant's officers and directors, other than non-employee directors, devotes full time to the affairs of Viant. Viant's non-employee directors devote such time to the affairs of Viant as is necessary to discharge their duties. Except for the relationship between Messrs. Keany and Michaud, there are no family relationships among any of the directors, officers or key employees of Viant.

BOARD COMMITTEES

    The audit committee reviews Viant's audited financial statements and accounting practices, and considers and recommends the employment of, and approves the fee arrangements with, independent accountants for both audit functions and for advisory and other consulting services. The current members of the audit committee are William H. Davidow and Venetia Kontogouris.

    The compensation committee reviews and approves the compensation and benefits for our key executive officers, administers our employee benefit plans and makes recommendations to the board of directors regarding grants of stock options and any other incentive compensation arrangements. The current members of the compensation committee are William H. Davidow and Venetia Kontogouris.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION INTERLOCKS

    None of the members of the compensation committee of the board of directors has at any time since the formation of Viant been an officer or employee of Viant. No executive officer of Viant serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on Viant's board of directors or compensation committee.

DIRECTOR COMPENSATION

    The directors do not receive any compensation for their service as directors, other than reimbursement of all reasonable out-of-pocket expenses for attendance at board meetings.

CHANGE OF CONTROL ARRANGEMENTS

    Shares subject to options granted under Viant's 1996 and 1999 Stock Option Plans will generally vest over four years, with 25% of the shares vesting after one year and the remaining shares vesting in installments based on full calendar quarters over the next 36 months. Viant has granted an option to Robert L. Gett that provides for accelerated vesting of option shares upon a "change of control", which, in general terms, would occur upon the closing of either
(i) an acquisition in which the Company is not the continuing or surviving entity after the acquisition or (ii) a transaction or series of transactions or issuance or series of issuances in which ownership of more than 50% of the voting shares are transferred, except for the issuance of shares in the Company's initial public offering.

ADVISORY BOARD

    Viant has established an advisory board to provide Viant's client executives and senior management with insights associated with designing, building and sustaining business models to compete in the new digital economy. The members of the Advisory Board are as follows:

    W. BRIAN ARTHUR

    Mr. Arthur is a professor at the Santa Fe Institute and former professor at Stanford University. Mr. Arthur has a Ph.D from UC Berkeley in operations research and graduate degrees in economics, engineering and mathematics.
Mr. Arthur is the author of "Increasing Returns and Path Dependence in the Economy."

    JOHN SEELY BROWN

    Mr. Brown is Chief Scientist of Xerox Corporation and Director of Xerox's Palo Alto Research Center. Mr. Brown's research interests include digital culture, ubiquitous computing, user-centering design, organizational and individual learning, and the management of radical innovation. Mr. Brown is a member of the National Academy of Education and a Fellow of the American Association for Artificial Intelligence.

    PAUL SAFFO

    Mr. Saffo is Director and member of the Board of Trustees of the Institute for the Future, which is based in Silicon Valley. Mr. Saffo has degrees from Harvard, Cambridge University and Stanford University. Mr. Saffo is the author of "Dreams in Silicon Valley" and essays in a wide range of publications including HARVARD BUSINESS REVIEW, WIRED MAGAZINE, THE NEW YORK TIMES, THE LOS ANGELES TIMES and FORTUNE.

    N. VENKATRAMAN

    Mr. Venkatraman is a Professor of Management of the Information Systems Department at Boston University's School of Management. Mr. Venkatraman has a Ph.D in Business Administration from the University of Pittsburgh and an MBA and Bachelor of Technology from the Indian Institute of Technology. Mr. Venkatraman has carried out research in the areas of electronic integration and IT-enabled business transformation in a wide-range of industries including automotive, airline, and textbook publishing.

    RICHARD CHAVEZ

    Mr. Chavez is the Vice President and Chief Strategy Officer of Viant.

EXECUTIVE COMPENSATION

    The following summary compensation table sets forth the compensation paid to Viant's named executive officers, who are our Chief Executive Officer and each of our four other most highly compensated executive officers, during the fiscal year ended January 1, 1999:

                           SUMMARY COMPENSATION TABLE

                                                                                      LONG-TERM
                                                                                     COMPENSATION
                                                                                        AWARDS
                                                                   ANNUAL           --------------
                                                                COMPENSATION          SECURITIES
                                                            ---------------------     UNDERLYING       ALL OTHER
NAME AND PRINCIPAL POSITION                                  SALARY       BONUS        OPTIONS        COMPENSATION
---------------------------                                 ---------   ---------   --------------   --------------
Robert L. Gett, President and Chief Executive Officer, and
  Director................................................  $123,077    $100,000            --
Edward J. Mello, Vice President and General Manager,
  Dallas(1)...............................................   195,408      55,576        95,000
Richard J. Chavez, Vice President and Chief Strategy
  Officer.................................................   210,073      51,282            --         $ 35,000(2)
Sherwin A. Uretsky, Vice President, Worldwide Sales.......   158,538      49,683        10,000
Robbie O. Vann-Adibe, Vice President and General Manager,
  San Francisco(3)........................................   164,260      43,344            --

------------------------------

(1) Currently Vice President of Strategic Development.

(2) Represents a relocation bonus paid in March 1998.

(3) Currently co-manager of the London office.

    On November 4, 1996, Viant and Robert L. Gett entered into a Key Employee Agreement. Under the terms of Viant's Key Employee Agreement, Mr. Gett's employment with Viant shall last until the earlier of (i) Mr. Gett's death,
(ii) disability lasting 270 days, (iii) 30 days after written notice from Mr. Gett terminating the Agreement or (iv) 30 days after written notice by Viant, with or without cause, terminating the Agreement. Mr. Gett's base salary as of the date of the Agreement is $10,416.67 per month. As of June 30, 1997, Mr. Gett was eligible to receive a performance bonus determined by the board of directors, targeted between $100,000 and $200,000. Mr. Gett is eligible to receive deferred bonus, pension, group medical insurance, profit sharing and other benefits in place from time to time. If Mr. Gett's employment is terminated by Viant without cause, Viant has agreed to continue to pay
Mr. Gett's salary for a period of one year from the date of such termination. Mr. Gett will also continue to receive the same employee benefits which he had as an employee until the earlier of: (1) one year from the date of such termination, and (2) the date on which Mr. Gett is re-employed.

    The following table sets forth information with respect to stock options granted during the fiscal year ended January 1, 1999 to each of the named executive officers:

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                                                POTENTIAL REALIZABLE
                                                     INDIVIDUAL GRANTS                            VALUE AT ASSUMED
                                 ----------------------------------------------------------       ANNUAL RATES OF
                                                   % OF TOTAL                                       STOCK PRICE
                                                    OPTIONS                                         APPRECIATION
                                  NUMBER OF         GRANTED          EXERCISE                    OR OPTION TERM(2)
                                   OPTIONS        TO EMPLOYEES        PRICE      EXPIRATION   ------------------------
NAME                             GRANTED (1)     IN FISCAL YEAR     PER SHARE       DATE         5%             10%
----                             -----------   ------------------   ----------   ----------   --------       ---------
Robert L. Gett, President and          --               --               --            --          --              --
  Chief Executive Officer, and
  Director.....................
Edward J. Mello, Vice President    95,000             7.36%           $1.50       2/12/08     $89,617        $227,108
  and General Manager,
  Dallas(3)....................
Richard J. Chavez, Vice                --               --               --            --          --              --
  President and Chief Strategy
  Officer......................
Sherwin A. Uretsky, Vice           10,000             0.77%            1.50       2/12/08       9,433          23,906
  President, Worldwide Sales...
Robbie O. Vann-Adibe, Vice             --               --               --            --          --              --
  President and General
  Manager, San Francisco(4)....

------------------------

(1) All options were granted under Viant's 1996 Stock Option Plan. Options granted under the Plan vest over a four-year period with 25% vesting at the first anniversary date of the vest date and the remaining shares vesting in installments based on full calendar quarters over the next 36 months. The board retains discretion to modify the terms, including the price of outstanding options.

(2) Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. The assumed 5% and 10% annual rates of stock price appreciation from the date of grant to the end of the option term are provided in accordance with rules of the SEC and do not represent our estimate or projection of the future common stock price. Actual gains, if any, on stock option exercises are dependent on the future performance of the common stock, overall market conditions and the option holders' continued employment through the vesting period. This table does not take into account any actual appreciation in the price of the common stock from the date of grant to the present.

(3) Currently Vice President of Strategic Development.

(4) Currently co-manager of the London office.

    The following table sets forth certain information regarding exercised stock options during the fiscal year ended January 1, 1999 and unexercised options held as of January 1, 1999 by each of the named executive officers:

                         FISCAL YEAR-END OPTION VALUES

                                                              NUMBER OF SECURITIES
                                                             UNDERLYING UNEXERCISED        VALUE OF UNEXERCISED IN-THE-
                                                                OPTIONS AT FISCAL            MONEY OPTIONS AT FISCAL
                                                                   YEAR-END(1)                     YEAR-END(2)
                                                          -----------------------------   ------------------------------
                          NAME                            EXERCISABLE    UNEXERCISABLE     EXERCISABLE    UNEXERCISABLE
--------------------------------------------------------  ------------   --------------   -------------   --------------
Robert L. Gett, President and Chief Executive Officer,
  and Director(3).......................................    740,000               0       $  2,960,000     $          0
Edward J. Mello, Vice President and General Manager,
  Dallas(4).............................................          0          95,000                  0          261,250
Richard J. Chavez, Vice President and Chief Strategy
  Officer...............................................     70,000          90,000            280,000          360,000
Sherwin A. Uretsky, Vice President, Worldwide Sales.....     31,625          71,875            101,031          228,594
Robbie O. Vann-Adibe, Vice President and General
  Manager, San Francisco(5).............................    390,625         234,375          1,640,625          984,375

------------------------

(1) All options were granted under Viant's 1996 Stock Option Plan. Unless stated otherwise, options granted under the Plan vest over a four-year period with 25% vesting at the first anniversary date of the vest date and the remaining shares vesting in installments based on full calendar quarters over the next 36 months. The board of directors retains discretion to modify the terms, including the price of outstanding options.

(2) Calculated on the basis of the fair market value of the underlying securities as of January 1, 1999 of $4.25 per share, minus the per share exercise price, multiplied by the number of shares underlying the option.

(3) These options are immediately exercisable in full at the date of grant, but shares purchased on exercise of unvested options are subject to a repurchase right in favor of Viant that entitles us to repurchase unvested shares at their original exercise price on termination of the employee's services with Viant. The repurchase right lapses as to 25% of the shares subject to the option on November 4, 1996, 25% on November 4, 1997 and the balance, ratably by calendar quarter, over the next three years. As of January 1, 1999, options to purchase 506,667 shares of common stock, with an average original issue price of $0.25 per share, were subject to repurchase.

(4) Currently Vice President of Strategic Development.

(5) Currently co-manager of the London office.

EMPLOYEE BENEFIT PLANS

    1996 STOCK OPTION PLAN

    In June 1996 the board of directors adopted, and in July 1996 Viant's stockholders approved, the 1996 Stock Option Plan. At that time, 2,771,876 shares of common stock were reserved for issuance under the 1996 Plan, which number was increased to 4,291,876 in November 1996, and to 5,991,876 in November 1997. As of October 1, 1999, options to purchase 2,094,362 shares of common stock had been exercised and options to purchase 2,845,390 shares of common stock were outstanding under the 1996 Plan with an average exercise price of $1.13, and 1,052,124 shares were available for future grants. As of November 17, 1998, no further options were granted under the 1996 Plan. Options granted under the 1996 Plan prior to its termination will remain outstanding according to their terms. In general, options vest over a four-year period. Options under the 1996 Plan are subject to terms substantially similar to those described below with respect to options to be granted under the 1999 Stock Option Plan.

    1999 STOCK OPTION PLAN

    Viant's 1999 Stock Option Plan provides for the granting to employees of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, and for the granting to employees, directors and consultants of nonstatutory stock options. The 1999 Plan was approved by the board of directors in January 1999 and by the stockholders in April 1999 with certain amendments being approved in June 1999. Unless terminated sooner, the 1999 Plan will terminate automatically in 2009. A total of 4,868,929 shares of common stock is currently reserved for issuance pursuant to the 1999 Plan, plus annual increases equal to the lesser of: 1,000,000 shares, 4% of the outstanding shares on such date or an amount determined by the board of directors. As of October 1, 1999, options to purchase 2,675,816 shares of common stock were outstanding under the 1999 Plan, with an average exercise price of $12.01, and 2,178,238 shares were available for future grants.

    The board of directors or a committee of the board of directors may serve as administrator of the 1999 Plan. In the case of options intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Code, the 1999 Plan must be administered by at least two or more "outside directors" within the meaning of Section 162(m) of the Code. The administrator has the power to determine the terms of the options granted, including the exercise price, the number of shares subject to each option, the exercisability thereof, and the form of consideration payable upon such exercise. The board of directors has the authority to amend, suspend or terminate the 1999 Plan, provided that no such action may affect any share of common stock previously issued and sold or any option previously granted under the 1999 Plan.

    Options granted under the 1999 Plan are not generally transferable by the optionee, and each option is exercisable during the lifetime of the optionee only by such optionee. Options granted under the 1999 Plan must generally be exercised within three months of the optionee's separation of service from Viant, or within twelve months after such optionee's termination by death or disability, but in no event later than the expiration of the option's ten year term. The exercise price of all incentive stock options granted under the 1999 Plan must be at least equal to the fair market value of the common stock on the date of grant. The exercise price of nonstatutory stock options granted under the 1999 Plan must be at least 85% of the fair market value, but with respect to nonstatutory stock options intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Code, the exercise price must at least be equal to the fair market value of the common stock on the date of grant. With respect to any participant who owns stock possessing more than 10% of the voting power of all classes of Viant's outstanding capital stock, the exercise price of any incentive stock option granted must equal at least 110% of the fair market value on the grant date and the term of such incentive stock option must not exceed five years. The term of all other options granted under the 1999 Plan may not exceed ten years.

    The 1999 Plan provides that in the event of a merger of Viant with or into another corporation or a sale of substantially all of Viant's assets, each option shall be assumed or an equivalent option substituted by the successor corporation. If the outstanding options are not assumed or substituted as described in the preceding sentence, the administrator shall notify the optionee that he or she will have the right to exercise the option as to all of the optioned stock, including shares as to which he or she would not otherwise be exercisable, for a period of 15 days from the date of such notice. The option will terminate upon expiration of such period.

    1999 EMPLOYEE STOCK PURCHASE PLAN

    A total of 200,000 shares of common stock have been reserved for issuance under Viant's 1999 Employee Stock Purchase Plan, plus annual increases equal to the lesser of: (1) 200,000 shares, (2) 2% of the outstanding shares on such date, or (3) an amount determined by the board of directors. As of the date of this prospectus, no shares have been issued under the 1999 Purchase Plan.

    The 1999 Purchase Plan, which is intended to qualify under Section 423 of the Code contains successive six-month offering periods. The offering periods generally start on the first trading day on or after May 15 and November 15 of each year, except for the first such offering period which commenced on June 18, 1999 and ends on the last trading day on or before May 14, 2000.

    Employees are eligible to participate if they are customarily employed by Viant or any participating subsidiary for at least twenty hours per week and more than five months in any calendar year. However, any employee who:
(1) immediately after grant owns stock possessing 5% or more of the total combined voting power or value of all classes of the capital stock of Viant, or
(2) whose rights to purchase stock under all employee stock purchase plans of Viant accrues at a rate which exceeds $25,000 worth of stock for each calendar year may be not be granted an option to purchase stock under the 1999 Purchase Plan. The 1999 Purchase Plan permits participants to purchase common stock through payroll deductions of up to 15% of the participant's compensation. Compensation is defined as the participant's base straight time gross earnings, commissions, incentive compensation and bonuses, but exclusive of payments for overtime, profit sharing payments, shift premium payments and incentive payments. The maximum number of shares a participant may purchase during a single offering period is 1,250 shares.

    Amounts deducted and accumulated by the participant are used to purchase shares of common stock at the end of each offering period. The price of stock purchased under the 1999 Purchase Plan is 85% of the lower of the fair market value of the common stock at the beginning or end of the offering period. Participants may end their participation at any time during an offering period, and they will be paid their payroll deductions to date. Participation ends automatically upon termination of employment with Viant.

    Rights granted under the 1999 Purchase Plan are not transferable by a participant other than by will, the laws of descent and distribution, or as otherwise provided under the 1999 Purchase Plan. The 1999 Purchase Plan provides that, in the event of a merger of Viant with or into another corporation or a sale of substantially all of Viant's assets, each outstanding option may be assumed or substituted for by the successor corporation. If the successor corporation refuses to assume or substitute for the outstanding options, the offering period then in progress will be shortened and a new exercise date will be set. The 1999 Purchase Plan will terminate in 2009. The board of directors has the authority to amend or terminate the 1999 Purchase Plan, except that no such action may adversely affect any outstanding rights to purchase stock under the 1999 Purchase Plan.

    401(K) RETIREMENT/SAVINGS PLAN

    Viant's 401(k) plan covers its full-time employees located in the United States. The 401(k) plan is intended to qualify under Section 401(k) of the Code. Consequently, contributions to the 401(k) plan by employees or by Viant, and the investment earnings thereon, are not taxable to employees until withdrawn from the 401(k) plan. Further, contributions by Viant, if any, will be deductible by Viant when made. Employees may elect to contribute up to 15% of their current compensation to the 401(k), plan up to the statutorily prescribed annual limit, which was $10,000 in 1998. The 401(k) plan permits, but does not require, additional matching contributions to the 401(k) plan by Viant on behalf of all participants in the 401(k) plan. To date, Viant has not made any contributions to the 401(k) plan.

    UNITED KINGDOM PENSION PLAN

    Viant's pension plan covers its full-time employees located in the United Kingdom. Contributions to the plan by employees or by Viant, and the investment earnings thereon, are not taxable to employees until withdrawn from the plan. Further, contributions by Viant, if any, will be deductible by Viant when made. Employees may elect to contribute to certain statutory limitations. The plan permits, but does not require, additional matching contributions to the plan by Viant on behalf of all participants in the plan. To date, Viant contributes an additional 5% on behalf of each participant.

LIMITATION OF LIABILITY AND INDEMNIFICATION

    Viant's amended and restated certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for: (1) breach of their duty of loyalty to the corporation or its stockholders, (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) unlawful payments of dividends or unlawful stock repurchases or redemptions, or (4) any transaction from which the director derived an improper personal benefit. Such limitation of liability does not apply to liabilities arising under the federal or state securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

    Viant's bylaws provide that Viant shall indemnify its directors, officers, employees and other agents to the fullest extent permitted by law. Viant believes that indemnification under its bylaws covers at least negligence and gross negligence on the part of indemnified parties. Viant's bylaws also permit it to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the bylaws permit such indemnification.

    Viant has entered into agreements to indemnify its directors and executive officers, in addition to the indemnification provided for in its bylaws. These agreements, among other things, indemnify Viant's directors and executive officers for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of Viant arising out of such person's services as a director, officer, employee, agent or fiduciary of Viant, any subsidiary of Viant or any other company or enterprise to which the person provides services at the request of Viant. Viant believes that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

    At present, there is no pending litigation or proceeding involving a director or officer of Viant in which indemnification is required or permitted, and, other than the allegations by Eric Greenberg, Viant is not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

                              CERTAIN TRANSACTIONS

    On May 16, 1996, Viant sold an aggregate of 5,746,874 shares of Series A preferred stock at a price of $0.5333 per share. On June 19, 1996 Viant sold an aggregate of 1,499,925 shares of Series B preferred stock at a price of $0.6667 per share. On June 4, 1997 and October 10, 1997, Viant sold an aggregate of 2,759,591 shares of Series C preferred stock at a price of $2.8995 per share. Between the dates of November 4, 1998 and February 1, 1999 Viant sold an aggregate of 3,168,704 shares of Series D preferred stock at a price of $6.39 per share. The following directors, executive officers, holders of more than 5% of a class of voting securities and members of such person's immediate families purchased shares of Series A, Series B, Series C and Series D preferred stock:

                                                   SHARES OF   SHARES OF   SHARES OF   SHARES OF
                                     SHARES OF     SERIES A    SERIES B    SERIES C    SERIES D
                                       COMMON      PREFERRED   PREFERRED   PREFERRED   PREFERRED
PURCHASER (1)                          STOCK         STOCK       STOCK       STOCK       STOCK
-------------                       ------------   ---------   ---------   ---------   ---------
Mohr, Davidow Ventures (2),(3)....                 3,562,500                 907,869    283,328
Trident Capital Management
  (2),(4).........................                    75,000   1,499,925     479,645    312,989
Robert L. Gett (2)................   1,676,665                               172,443
M. Dwayne Nesmith.................     110,000                                 2,500
Sherwin A. Uretsky................                                            10,000
Michael J. Tubridy................      42,500
Robbie O. Vann-Adibe..............                   187,500
Edward J. Mello...................      23,750
Chirag V. Patel...................                                             5,000      7,000
Kleiner Perkins Caufield & Byers
  (2).............................                 1,875,000               1,062,164    186,155
Technology Crossover Ventures
  (2).............................     375,000                                          938,968
CKS Group, Inc. (2)...............     693,750
William Davidow...................      10,000
Diane Hall........................      45,000
Michael A. Keany..................      13,750                                 5,207        101
Xavier Zang.......................      11,625

------------------------

(1) See notes to table of beneficial ownership in "Principal and Selling Stockholders" for information relating to the beneficial ownership of such shares.

(2) A holder of more than 5% of a class of Viant's voting securities.

(3) Entity affiliated with William H. Davidow, Chairman of Viant's board of directors. The shares listed are owned by Mohr, Davidow Ventures IV.
    Mr. Davidow is a General Partner of Fourth MDV Partners, the General Partner of Mohr, Davidow Ventures IV. Mr. Davidow disclaims beneficial ownership of the shares listed except with respect to his proportionate partnership interest in them.

(4) Entity affiliated with Venetia Kontogouris, a member of Viant's board of directors. Ms. Kontogouris is President of Enterprise Associates, LLC, a Limited Partner of Trident Capital Management. Ms. Kontogouris disclaims beneficial ownership of the shares listed.

    In March 1998, at the request of Viant, Richard J. Chavez, Vice President and Chief Strategy Officer, relocated to the Boston office. In connection with Mr. Chavez's agreement to relocate, he was granted the following: (1) a relocation bonus of $35,000, (2) reimbursement of all reasonable expenses associated with the relocation of his family to the Boston area, (3) a housing loan in the principal amount of $50,000, and (4) an employee loan in the amount of $40,000. Interest on both of the loans accrues annually at the prime rate (as of the loan execution date). Interest payments only are due on the housing loan for the first four years; upon commencement of the fifth year, repayment of principal and interest on the loan must be made in accordance with a monthly repayment schedule in which principal and interest will be repaid and amortized over a two year period. The housing loan becomes immediately due and payable if Mr. Chavez: (1) ceases to be employed by Viant for any reason, (2) fails to perform any of his obligations under the loan agreement, or (3) files for bankruptcy or otherwise becomes insolvent, or upon the occurrence of the sixth anniversary of the loan agreement. The housing loan is secured by Mr. Chavez's option to purchase 30,000 shares of Viant common stock, or the stock itself if the option is exercised. Viant will forgive 25% of Mr. Chavez's employee loan annually commencing on the first anniversary of the loan and for the next three anniversaries thereafter. The remaining principal balance of the employee loan will become immediately due and payable if Mr. Chavez: (1) ceases to be employed by Viant for any reason, (2) fails to perform any of his obligations under the loan agreement, or (3) files for bankruptcy or otherwise becomes insolvent. The employee loan is secured by Mr. Chavez's option to purchase 30,000 shares of Viant common stock, or the stock itself if the option is exercised. This stock collateral is separate from and in addition to the collateral for the housing loan.

    On November 4, 1996, Viant and Robert L. Gett entered into a Key Employee Agreement. Under the terms of Viant's Key Employee Agreement, Mr. Gett's employment with Viant shall last until the earlier of (i) Mr. Gett's death,
(ii) disability lasting 270 days, (iii) 30 days after written notice from Mr. Gett terminating the Agreement or (iv) 30 days after written notice by Viant, with or without cause, terminating the Agreement. Mr. Gett's base salary as of the date of the Agreement is $10,416.67 per month. As of June 30, 1997, Mr. Gett was eligible to receive a performance bonus determined by the board of directors, targeted between $100,000 and $200,000. Mr. Gett is eligible to receive deferred bonus, pension, group medical insurance, profit sharing and other benefits in place from time to time. If Mr. Gett's employment is terminated by Viant without cause, Viant has agreed to continue to pay
Mr. Gett's salary for a period of one year from the date of such termination. Mr. Gett will also continue to receive the same employee benefits which he had as an employee until the earlier of: (1) one year from the date of such termination, and (2) the date on which Mr. Gett is re-employed.

    Viant has entered into indemnification agreements with each of its directors and officers. Such indemnification agreements require us to indemnify such individuals to the fullest extent possible under Delaware law.

    We believe that all transactions between Viant and its officers, directors, principal stockholders and other affiliates have been and will be on terms no less favorable to us than could be obtained from unaffiliated third parties.

                       PRINCIPAL AND SELLING STOCKHOLDERS

    The following table sets forth the beneficial ownership of our common stock as of October 1, 1999, and as adjusted to reflect the sale of the shares offered by this prospectus by:

    - each person who is known by us to beneficially own more than 5% of our common stock;

    - each of the Named Executive Officers and each of Viant's Directors; and

    - all of our officers and directors as a group.

    Percentage of ownership is based on 21,472,981 shares outstanding as of October 1, 1999 and 22,472,981 shares outstanding after this offering assuming no exercise of the underwriters' over-allotment option. Beneficial ownership is calculated based on SEC requirements. The columns entitled "Options" consist of shares of common stock subject to options currently exercisable or exercisable within 60 days after October 1, 1999, which are deemed to be outstanding for the purpose of computing the percentage of ownership of the person holding such options, but are not deemed to be outstanding for computing the percentage of ownership of any other person. The percentage calculated for each beneficial owner is based upon the sum of the "Stock" and "Options" column. Unless otherwise indicated below, each stockholder named in the table has sole voting and investment power with respect to all shares beneficially owned, subject to applicable community property laws.

                                                                  SHARES
                                    SHARES BENEFICIALLY           TO BE        SHARES TO BE BENEFICIALLY
                                  OWNED PRIOR TO OFFERING          SOLD           OWNED AFTER OFFERING
                              --------------------------------   --------   --------------------------------
                                     NUMBER           PERCENT                      NUMBER           PERCENT
BENEFICIAL OWNER              ---------------------   --------              ---------------------   --------
----------------                STOCK      OPTIONS                            STOCK      OPTIONS
FIVE PERCENT STOCKHOLDERS     ---------   ---------                         ---------   ---------
Mohr, Davidow Ventures(1)...  3,327,589          --     15.5%         --    3,327,589          --     14.8%
Kleiner Perkins Caufield &
  Byers(2)..................  3,123,319          --     14.6%         --    3,123,319          --     13.9%
Trident Capital
  Management(3).............  1,657,291          --      7.7%         --    1,657,291          --      7.4%
Robert L. Gett..............  1,849,108     443,335     10.5%    220,000    1,629,108     443,355      9.0%

NAMED EXECUTIVE OFFICERS AND
  DIRECTORS
William H. Davidow(4).......  3,415,738          --     15.9%     25,000    3,390,738          --     15.1%
Venetia Kontogouris(5)......      3,376      10,000        *          --        3,376      10,000        *
Kevin W. English............      1,200      10,000        *          --        1,200      10,000        *
Robert L. Gett..............  1,849,108     443,335     10.5%    220,000    1,629,108     443,335      9.0%
Richard J. Chavez...........         --     100,000        *      10,000           --      90,000        *
Sherwin A. Uretsky..........     21,500      42,250        *          --       21,500      42,250        *
Robbie O. Vann-Adibe........    287,500     407,812      3.2%     73,400      214,100     407,812      2.7%
Edward J. Mello.............     23,750      11,875        *      11,875       23,750          --        *
William E. Kelvie...........         --      10,000        *          --           --      10,000        *
All directors and executive
  officers as a group (21
  persons)..................  5,880,661   1,210,108     31.3%               5,530,235   1,143,858     28.2%

                                                                  SHARES
                                    SHARES BENEFICIALLY           TO BE        SHARES TO BE BENEFICIALLY
                                  OWNED PRIOR TO OFFERING          SOLD           OWNED AFTER OFFERING
                              --------------------------------   --------   --------------------------------
                                     NUMBER           PERCENT                      NUMBER           PERCENT
BENEFICIAL OWNER              ---------------------   --------              ---------------------   --------
----------------                STOCK      OPTIONS                            STOCK      OPTIONS
SELLING STOCKHOLDERS          ---------   ---------                         ---------   ---------
USWeb/CKS...................    696,432          --      3.2%    300,000      396,432          --      1.8%
Ramsey Bierne Associates....    187,500          --        *      56,250      131,250          --        *
WS Investment Co............     48,294          --        *      15,515       32,779          --        *
Philippe Kahn...............    459,484          --      2.1     459,484           --          --        *
Lee-Kahn Foundation              10,000          --        *      10,000           --          --        *
Michael J. Tubridy..........     42,500      38,750        *      30,625       42,500       8,125        *
M. Dwayne Nesmith...........    112,500       6,000        *      11,500      101,000       6,000        *
Mavis Chin..................     30,874          --        *      10,000       20,874          --        *
Michael A. Keany............     22,183       7,125        *       9,200       12,983       7,125        *
Paul R. Michaud.............         --      23,250        *       7,500           --      15,750        *
Rich Homich.................         --      28,750        *       7,200           --      21,550        *
Xavier Zang.................     18,375       2,750        *       6,750       11,625       2,750        *
Timothy A. Andrews..........         --      50,000        *       6,250           --      43,750        *
Andrew Frank................     14,500       1,562        *       5,000        9,500       1,562        *
Denise Conway...............      4,688       3,712        *       2,000        4,688       1,712        *
Leif Knudsen................      4,250       3,000        *       1,000        4,250       2,000        *
Minna Rhee..................      1,500       3,625        *         600        1,500       3,025        *
Charles Marshall............      4,039          --        *       4,039           --          --        *
Bruno Ventures..............      1,212          --        *       1,212           --          --        *
Martin Massner..............      2,000          --        *       2,000           --          --        *

------------------------

*   Less than 1% of Viant's outstanding common stock.

(1) Consists of 3,186,147 shares held of record by Mohr, Davidow Ventures IV, L.P. and 141,442 shares held of records by MDV IV Entrepreneurs' Network Fund, L.P., affiliated funds of Mohr, Davidow Ventures. William Davidow, Jonathan Feiber, Nancy Schoendorf, George Zachary and Lawrence Mohr, are General Partners of Mohr Davidow Ventures and all parties disclaim beneficial ownership of the 3,327,589 shares held by Mohr, Davidow Ventures except to the extent of each parties respective pecuniary interest therein. The address of Mohr, Davidow Ventures is 2775 Sand Hill Road, Suite 240, Menlo Park, California 94025.

(2) Consists of 2,288,628 shares held of record by Kleiner Perkins Caufield & Byers VIII, 624,162 shares held of record by KPCB Java Fund and 132,448 shares held of record by KPCB VIII Founders Fund, affiliated funds of KPCB VIII Associates, L.P., and 78,081 shares held of record by KPCB Information Sciences Zaibatsu Fund II an affiliated fund of KPCB VII Associates, L.P. Vinod Khosla, Brook Byers, Kevin Compton, John Doerr, William Hearst III, Joseph Lacob and Douglas Mackenzie each are General Partners of each of KPCB VIII Associates, L.P. and KPCB VII Associates, L.P. All of the above named individuals disclaim beneficial ownership of the shares held by these funds except to the extent of each parties respective pecuniary interest therein. The address for Kleiner Perkins Caufield & Byers is 2750 Sand Hill Road, Menlo Park, California 94025.

(3) Consists of 1,612,295 shares held of record by Information Associates, L.P. and 44,996 shares held of record by Information Associates, C.V. Trident Capital Management is a general partner of the Information Associates funds. Stephen Hall is a Managing Director of Trident Capital Management. Mr. Hall disclaims beneficial ownership of the shares held by these funds except to the extent of his pecuniary interests therein. The address for Trident Capital Management is 2480 Sand Hill Road, Suite 100, Menlo Park, California 94025.

(4) Consists of 10,781 shares held by Mr. Davidow, 49,611 shares held by the Chachagua Partnership, of which Mr. Davidow is a partner, and of which 25,000 shares are being sold in this offering, 27,757 shares held by the Davidow Trust, over which Mr. Davidow has dispositive control and 3,327,589 shares held by Mohr, Davidow Ventures and its affiliated funds, 2775 Sand Hill Road, Suite 240, Menlo Park, California 94025. William Davidow, is a General Partner of Mohr Davidow Ventures and disclaims beneficial ownership of the 3,327,589 shares held by Mohr, Davidow Ventures except to the extent of his pecuniary interest therein.

(5) Venetia Kontogouris is President of Enterprise Associates, LLC a limited partner of Trident Capital Management. Ms. Kontogouris possesses no investment or voting power over the 1,657,291 shares held by the affiliated funds of Trident Capital Management. The address for Ms. Kontogouris is c/o Enterprise Associates, LLC, 200 Nyala Farms, Westport, Connecticut 06880.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

    Viant's amended and restated certificate of incorporation authorizes the issuance of up to 50.0 million shares of common stock, par value $0.001 per share, and 5.0 million shares of preferred stock, par value $0.001 per share, the rights and preferences of which may be established from time to time by Viant's board of directors. As of October 1, 1999, 21,472,981 shares of common stock were outstanding. As of October 1, 1999, Viant had 148 stockholders of record.

COMMON STOCK

    Each holder of common stock is entitled to one vote for each share on all matters to be voted upon by the stockholders and there are no cumulative voting rights. Subject to preferences to which holders of preferred stock issued after the sale of the common stock offered hereby may be entitled, holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available therefor. Please see "Dividend Policy." In the event of a liquidation, dissolution or winding up of Viant, holders of common stock would be entitled to share in Viant's assets remaining after the payment of liabilities and the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and the shares of common stock offered by Viant in this offering, when issued and paid for, will be, fully paid and nonassessable. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by the rights of the holders of shares of any series of preferred stock, which Viant may designate in the future.

PREFERRED STOCK

    The board of directors has the authority, without stockholder approval, to issue up to an aggregate of 5.0 million shares of preferred stock, $0.001 par value per share, in one or more series, each of such series to have such rights and preferences, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as shall be determined by the board of directors. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future. Issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of the outstanding voting stock of Viant. Viant has no present plans to issue any shares of preferred stock.

WARRANTS

    As of October 1, 1999, Viant had outstanding a warrant to purchase 35,986 shares of common stock at an exercise price of $3.625 per share. The warrant has a net exercise provision under which the holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares, based on the fair market value of Viant's stock at the time of the exercise of the warrant, after deducting the aggregate exercise price. The warrant will expire on June 17, 2004.

REGISTRATION RIGHTS

    Pursuant to the Amended and Restated Shareholders' Rights Agreement, dated November 13, 1998, the holders of approximately 14,933,260 shares of common stock have the right to register those shares under the Securities Act of 1933. If Viant registers any of its common stock for its own account or for the account of other security holders, the parties to the Rights Agreement are entitled to include their shares of common stock in the registration, subject to the ability of the underwriters to limit the number of shares included in the offering. In addition, subject to limitations in the Rights Agreement, some of the holders, whose shares total 13,704,877, may require, on one occasion at least six months after June 17, 1999, that Viant use its best efforts to register such shares for public resale, provided that the holders of at least 30% of those shares make the request. Furthermore, these holders of the 14,510,347 shares may require Viant to register all or a portion of their registrable securities on Form S-3 when Viant is eligible to use such form, provided, among other limitations, that the proposed aggregate price to the public is at least $1,000,000. Viant will bear all fees, costs and expenses of such registration, other than underwriting discounts and commissions. Upon the effectiveness of any registration statement filed to register our common stock, such shares would become freely tradable, without any restrictions imposed by the Securities Act.

EFFECT OF THE CERTIFICATE OF INCORPORATION AND BYLAWS AND THE DELAWARE ANTI-TAKEOVER STATUTE

    Viant's amended and restated certificate of incorporation, its bylaws and the Delaware General Corporation Law may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of Viant.

    Viant's amended and restated certificate of incorporation provides that the board of directors will be divided into three classes of directors with each class serving a staggered three-year term. The classification system of electing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of Viant and may maintain the incumbency of the board of directors, as the classification of the board of directors generally increases the difficulty of replacing a majority of the directors.

    Viant's amended and restated certificate of incorporation has eliminated the right of stockholders to act by written consent without a meeting, and Viant's bylaws eliminate the right of stockholders to call special meetings of stockholders. The amended and restated certificate of incorporation and bylaws do not provide for cumulative voting in the election of directors. Viant's amended and restated certificate of incorporation also authorizes undesignated preferred stock. The authorization of undesignated preferred stock makes it possible for the board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of Viant. Any amendment of the provisions of the certificate of incorporation regarding the ability of stockholders to act by written consent, amend the bylaws, provide for cumulative voting or affect the location of a meeting would require approval by holders of at least 66 2/3% of the outstanding common stock. The following provisions of our Bylaws can only be amended with the approval of at least 66 2/3% of the outstanding common stock: the number of authorized directors, the calling of a Special Meeting, stockholder notice requirements, voting, or the ability of stockholders to act by written consent.

    In addition, Viant is subject to Section 203 of the Delaware General Corporation Law which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder, unless: (1) prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (2) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or (3) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

TRANSFER AGENT AND REGISTRAR

    The Transfer Agent and Registrar for our common stock is BankBoston, N.A. The Transfer Agent's address is 150 Royall Street, Canton, MA and its telephone number is (781) 575-2000.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Upon completion of this offering, we will have outstanding an aggregate of 22,472,981 shares of common stock, assuming the issuance of 1,000,000 shares of common stock offered by us and no exercise of options after October 1, 1999 and assuming no exercise of the underwriters' over-allotment option. All of the 2,286,400 shares sold in this offering, as well as the 3,450,000 shares sold in our initial public offering and 5,035,652 shares released from lock-up agreements on or about November 15, 1999, will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by "Affiliates" of Viant as that term is defined in Rule 144 under the Securities Act (whose sales would be subject to certain limitations and restrictions described below).

    All of our officers and directors, as well as the selling stockholders and certain other stockholders, who together in the aggregate hold 11,405,069 shares of our common stock, have agreed not to sell or otherwise dispose of any of their shares for the 90 day period following this offering. In addition, stockholders collectively holding an additional 1,582,260 shares of our common stock entered into lock-up agreements at the time of our initial public offering with the underwriters that provide that these shares will become eligible for sale on December 15, 1999. Goldman, Sachs & Co., however, may in its sole discretion, at any time without notice, release all or any portion of the shares subject to lock-up agreements. The number of shares which become eligible for sale at various dates are subject in most cases to the limitations of Rule 144.

                              SHARES ELIGIBLE
       RELEVANT DATES            FOR SALE                               COMMENT
----------------------------  ---------------   -------------------------------------------------------

June 18, 1999...............     3,450,000      Initial public offering

November 15, 1999...........     5,035,652      Partial release of initial public offering lock-up

Upon Effectiveness..........     2,286,400      Shares sold in the offering

December 15, 1999...........     1,582,260      Expiration of initial public offering lock-up

90 days after effective date
  and thereafter............    11,405,069      All shares subject to lock-up released

    As of October 1, 1999 there were a total of 5,521,206 shares of common stock subject to outstanding options under our 1996 Stock Option Plan and 1999 Stock Option Plan, approximately 1,639,180 of which were vested and exercisable. However, all of these shares are subject to lock-up agreements.

RULE 144

    In general, under Rule 144 as currently in effect, beginning 90 days after the date of our initial public offering, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell in "broker's transactions" or to market makers, within any three-month period, a number of shares that does not exceed the greater of:

    - 1% of the number of shares of common stock then outstanding (which will equal approximately 224,730 shares immediately after this offering); or

    - the average weekly trading volume in the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

    Sales under Rule 144 are generally subject to the availability of current public information about Viant.

RULE 144(K)

    Under Rule 144(k), a person who is not deemed to have been an affiliate of Viant at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell such shares without having to comply with the manner of sale, public information, volume limitation or notice filing provisions of Rule 144. Therefore, unless otherwise restricted, "144(k) shares" may be sold immediately upon the completion of this offering.

RULE 701

    In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement entered into before the effective date of our initial public offering is entitled to sell such shares 90 days after the effective date of the initial public offering in reliance on Rule 144, without having to comply with the holding period and notice filing requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144.

    The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Securities Exchange Act of 1934, along with the shares acquired upon exercise of such options (including exercises after the date of this prospectus). Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, may be sold by persons other than "affiliates" (as defined in Rule 144) subject only to the manner of sale provisions of Rule 144 and by "affiliates" under Rule 144 without compliance with its one year minimum holding period requirements.

                                  UNDERWRITING

    Viant, the selling stockholders and the underwriters for the offering named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Credit Suisse First Boston Corporation, BancBoston Robertson Stephens Inc. and Lehman Brothers Inc. are the representatives of the underwriters.

                                                               Number of
                        Underwriters                            Shares
                        ------------                            ------
Goldman, Sachs & Co.........................................      866,880
Credit Suisse First Boston Corporation......................      433,440
BancBoston Robertson Stephens Inc...........................      433,440
Lehman Brothers Inc.........................................      192,640
Dain Rauscher Incorporated..................................       60,000
First Union Securities, Inc.................................       60,000
Friedman, Billings, Ramsey & Co., Inc.......................       60,000
Hanifen, Imhoff Inc.........................................       60,000
SG Cowen Securities Corporation.............................       60,000
Wit Capital Corporation.....................................       60,000
                                                              -----------
  Total.....................................................    2,286,400
                                                              ===========

                               ------------------

    If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 342,960 shares from Viant to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

    The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by Viant and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 342,960 additional shares.

                                                            Paid by Viant
                                                            -------------
                                                     No Exercise   Full Exercise
                                                     -----------   -------------
Per Share..........................................  $    4.610     $    4.610
Total..............................................  $4,610,000     $6,191,046

                                                         Paid by the Selling
                                                            Stockholders
                                                            ------------
                                                     No Exercise   Full Exercise
                                                     -----------   -------------
Per Share..........................................  $    4.610     $    4.610
Total..............................................  $5,930,304     $5,930,304

    Shares sold by the underwriters to the public will initially be offered at the initial price to public set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $2.75 per share from the initial price to public. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $0.10 per share from the initial price to public. If all the shares are not sold at the initial price to public, the representatives may change the offering price and the other selling terms.

    Viant, its officers, directors and the selling stockholders have agreed with the underwriters not to dispose of or hedge any of their shares of common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. See "Shares Eligible for Future Sale" for a discussion of certain transfer restrictions.

    In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

    The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

    These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

    Viant estimates that the total expenses of the offering payable by Viant, excluding underwriting discounts and commissions, will be approximately $465,000.

    Viant and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

                                 LEGAL MATTERS

    The validity of the common stock offered hereby will be passed upon for Viant by Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California. Certain legal matters will be passed upon for the underwriters by Hale and Dorr LLP, Boston, Massachusetts. As of the date of this prospectus, WS Investment Company 96A and 97A, investment partnerships composed of certain current and former members of and persons associated with Wilson Sonsini Goodrich & Rosati, P.C., beneficially own an aggregate of 48,294 shares of Viant stock, which amount also includes the 15,515 shares to be sold in this offering.

                                    EXPERTS

    Viant's financial statements as of December 31, 1997 and January 1, 1999 and for the period from April 10, 1996 (inception) through December 31, 1996 and for the years ended December 31, 1997 and January 1, 1999 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

    Viant has filed with the Securities and Exchange Commission a registration statement on Form S-1 (including exhibits and schedules) under the Securities Act, with respect to the shares to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement. For further information with respect to Viant and the common stock offered in this prospectus, reference is made to the registration statement, including the exhibits thereto, and the financial statements and notes filed as a part thereof. With respect to each such document filed with the SEC as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matter involved.

    We file quarterly and annual reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the public reference facilities of the SEC in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's website at http://www.sec.gov.

                         INDEX TO FINANCIAL STATEMENTS

                                                                PAGE
                                                              --------

Report of Independent Accountants...........................    F-2

Statement of Operations for the Period Ended December 31,
  1996, the Years Ended December 31, 1997 and January 1,
  1999 and the Nine Months Ended September 30, 1998 and
  October 1, 1999 (unaudited)...............................    F-3

Balance Sheet as of December 31, 1997, January 1, 1999 and
  October 1, 1999 (unaudited)...............................    F-4

Statement of Cash Flows for the Period Ended December 31,
  1996, the Years Ended December 31, 1997 and January 1,
  1999 and the Nine Months Ended September 30, 1998 and
  October 1, 1999 (unaudited)...............................    F-5

Statement of Stockholders' Equity for the Period Ended
  December 31, 1996, the Years Ended December 31, 1997 and
  January 1, 1999 and the Nine Months Ended October 1, 1999
  (unaudited)...............................................    F-6

Notes to Financial Statements...............................    F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Viant Corporation

    In our opinion, the accompanying balance sheet and the related statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Viant Corporation at January 1, 1999 and December 31, 1997, and the results of its operations and its cash flows for each of the years ended January 1, 1999 and December 31, 1997 and the period from April 10, 1996 (Inception) to December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of Viant's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

Boston, Massachusetts
March 16, 1999

                               VIANT CORPORATION

                            STATEMENT OF OPERATIONS

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                               PERIOD FROM
                             APRIL 10, 1996           YEAR ENDED               NINE MONTHS ENDED
                             (INCEPTION) TO    -------------------------   --------------------------
                              DECEMBER 31,     DECEMBER 31,   JANUARY 1,   SEPTEMBER 30,   OCTOBER 1,
                                  1996             1997          1999          1998           1999
                             ---------------   ------------   ----------   -------------   ----------
                                                                                  (UNAUDITED)
Net revenues...............      $   642         $ 8,808        $20,043       $13,907       $37,625
                                 -------         -------        -------       -------       -------
Operating expenses:
  Professional services....          516           4,530         11,250         7,598        18,542
  Sales and marketing......          461           1,577          3,324         2,022         4,647
  General and
    administrative.........        1,077           6,298         10,365         6,667        14,998
  Research and
    development............          338             581          1,429           852         2,472
                                 -------         -------        -------       -------       -------
    Total operating
      expenses.............        2,392          12,986         26,368        17,139        40,659
                                 -------         -------        -------       -------       -------
    Loss from operations...       (1,750)         (4,178)        (6,325)       (3,232)       (3,034)
Interest income............           91             160            234           103         1,064
Interest expense...........           --             (25)          (371)         (148)         (362)
Other expense, net.........           --             (37)           (25)          (17)           20
                                 -------         -------        -------       -------       -------
    Net loss...............      $(1,659)        $(4,080)       $(6,487)      $(3,294)      $(2,312)
                                 =======         =======        =======       =======       =======
    Basic and diluted net
      loss per share.......      $ (0.42)        $ (1.18)       $ (1.76)      $ (0.90)      $ (0.21)
    Share used in computing
      basic and diluted net
      loss per share.......        3,981           3,468          3,681         3,664        10,845
    Unaudited pro forma
      basic and diluted net
      loss per share.......                                     $ (0.46)                    $ (0.12)
    Shares used in
      computing unaudited
      pro forma basic and
      diluted net loss per
      share................                                      14,084                      18,904

   The accompanying notes are an integral part of these financial statements.

                               VIANT CORPORATION
                                 BALANCE SHEET
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                              DECEMBER 31,   JANUARY 1,   OCTOBER 1,
                                                                  1997          1999         1999
                                                              ------------   ----------   -----------
                                                                                          (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.................................    $ 5,559       $ 18,209     $ 61,500
  Short-term investments....................................        615            602        1,376
  Accounts receivable, net..................................      1,820          5,472       13,614
  Prepaid expenses and other current assets.................        165          1,190        1,441
                                                                -------       --------     --------
    Total current assets....................................      8,159         25,473       77,931
Property and equipment, net.................................      2,011          4,048        5,736
Other assets................................................        148            232          239
                                                                -------       --------     --------
    Total assets............................................    $10,318       $ 29,753     $ 83,906
                                                                =======       ========     ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term debt.........................    $   349       $  2,850     $     --
  Current portion of capital lease obligation...............         --            416          591
  Accounts payable..........................................      1,165            626        3,347
  Accrued expenses..........................................      1,197          2,907        8,038
  Deferred revenues.........................................        931          1,052        1,955
                                                                -------       --------     --------
    Total current liabilities...............................      3,642          7,851       13,931
Long-term debt, less current portion........................        670            603           --
Capital lease obligations, less current portion.............         --          1,634        1,690
                                                                -------       --------     --------
    Total liabilities.......................................      4,312         10,088       15,621
                                                                -------       --------     --------
Commitments (Note 6)........................................         --             --           --
Stockholders' equity:
  Convertible preferred stock:
    Series D: no par value; 3,240,000, 3,240,000 and 0
      shares authorized, respectively; 0, 3,167,100 and 0
      shares issued and outstanding, respectively...........         --         20,125           --
    Series A: no par value; 5,746,874, 5,746,874 and 0
      shares authorized, respectively; 5,746,874, 5,746,874
      and 0 shares issued and outstanding, respectively.....      3,047          3,047           --
    Series B: no par value; 1,499,925, 1,499,925 and 0
      shares authorized, respectively; 1,499,925, 1,499,925
      and 0 shares issued and outstanding, respectively.....        987            987           --
    Series C: no par value; 2,830,408, 2,830,408 and 0
      shares authorized, respectively; 2,759,625, 2,759,625
      and 0 shares issued and outstanding, respectively.....      7,977          7,977           --
  Preferred stock, $0.001 par value; 0, 0 and 5,000,000
    shares authorized, respectively; no shares issued and
    outstanding.............................................         --             --           --
  Common stock; $0.001 par value; 25,000,000, 25,000,000 and
    50,000,000 shares authorized, respectively; 3,556,258,
    4,294,236 and 21,472,981 shares issued and outstanding,
    respectively............................................          4              4           21
  Additional paid-in capital................................        409            430       83,501
  Cummulative translation adjustment........................         --             --          (20)
  Accumulated deficit.......................................     (6,418)       (12,905)     (15,217)
                                                                -------       --------     --------
    Total stockholders' equity..............................      6,006         19,665       68,285
                                                                -------       --------     --------
    Total liabilities and stockholders' equity..............    $10,318       $ 29,753     $ 83,906
                                                                =======       ========     ========

   The accompanying notes are an integral part of these financial statements.

                               VIANT CORPORATION

                            STATEMENT OF CASH FLOWS

                                 (IN THOUSANDS)

                                                 PERIOD FROM
                                                APRIL 10, 1996           YEAR ENDED                NINE MONTHS ENDED
                                                (INCEPTION) TO   --------------------------   ---------------------------
                                                 DECEMBER 31,    DECEMBER 31,    JANUARY 1,   SEPTEMBER 30,    OCTOBER 1,
                                                     1996            1997           1999           1998           1999
                                                --------------   -------------   ----------   --------------   ----------
                                                                                                      (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss....................................     $(1,659)         $(4,080)      $ (6,487)      $(3,294)       $(2,312)
  Adjustments to reconcile net loss to net
    cash used in operating activities:
    Depreciation and amortization.............          49              205          1,065           702          1,352
    Compensation expense on employee
      arrangement.............................          --              200             --            --             --
    Changes in operating assets and
      liabilities:
      Accounts receivable, net................        (384)          (1,436)        (3,652)       (1,384)        (8,142)
      Prepaid expenses and other assets.......         (62)            (251)        (1,109)       (1,086)          (258)
      Accounts payable........................          86            1,079           (539)         (878)         2,721
      Accrued expenses........................         227              970          1,710           960          5,131
      Deferred revenues.......................          99              832            121          (355)           903
                                                   -------          -------       --------       -------        -------
        Net cash used in operating
          activities..........................      (1,644)          (2,481)        (8,891)       (5,335)          (605)
                                                   -------          -------       --------       -------        -------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of short-term investments.........          --             (615)          (602)       (4,940)        (4,888)
  Maturities of short-term investments........          --               --            615         4,953          4,114
  Purchases of property and equipment.........        (264)          (2,001)          (901)         (252)        (2,601)
                                                   -------          -------       --------       -------        -------
        Net cash used in investing
          activities..........................        (264)          (2,616)          (888)         (239)        (3,375)
                                                   -------          -------       --------       -------        -------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of convertible notes
    payable...................................         500               --             --            --             --
  Proceeds from issuance of convertible
    preferred stock, net......................       3,534            7,977         20,125            --             75
  Proceeds from issuance of common stock,
    net.......................................          19              195             21            --         50,155
  Proceeds from exercise of stock options.....          --               --             --            --            722
  Proceeds from borrowings on lines of
    credit....................................          --            1,046          2,749            --             --
  Principal payments on borrowings on lines of
    credit....................................          --              (27)          (315)          (79)        (3,453)
  Principal payments on capital lease
    obligations...............................          --               --           (151)         (154)          (208)
  Repurchase of common stock..................          --             (680)            --            --             --
                                                   -------          -------       --------       -------        -------
        Net cash provided by financing
          activities..........................       4,053            8,511         22,429         1,642         47,291
                                                   -------          -------       --------       -------        -------
Effect of exchange rate changes on cash and
  cash equivalents............................          --               --             --            --            (20)
Net increase (decrease) in cash and cash
  equivalents.................................       2,145            3,414         12,650        (3,932)        43,291
Cash and cash equivalents at beginning of
  period......................................          --            2,145          5,559         5,559         18,209
                                                   -------          -------       --------       -------        -------
Cash and cash equivalents at end of period....     $ 2,145          $ 5,559       $ 18,209       $ 1,627        $61,500
                                                   =======          =======       ========       =======        =======

SUPPLEMENTAL CASH FLOW DISCLOSURE:
  Cash paid for interest......................     $    --          $    22       $    371       $   149        $   362

NONCASH INVESTING AND FINANCING ACTIVITIES:
  Conversion of notes payable into preferred
    stock.....................................     $   500          $    --       $     --       $    --        $    --
  Equipment acquired under capital lease
    obligations...............................     $    --          $    --       $  2,201       $ 2,173        $   439

   The accompanying notes are an integral part of these financial statements.

                               VIANT CORPORATION

                       STATEMENT OF STOCKHOLDERS' EQUITY

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                   CONVERTIBLE
                                 PREFERRED STOCK            COMMON STOCK        ADDITIONAL   CUMULATIVE
                              ----------------------   ----------------------    PAID-IN     TRANSLATION   ACCUMULATED
                                SHARES       AMOUNT      SHARES       AMOUNT     CAPITAL     ADJUSTMENT      DEFICIT
                              -----------   --------   -----------   --------   ----------   -----------   ------------
Issuance of common stock....                             3,981,250     $  4      $     15
Issuance of Series A
  preferred stock, net of
  issuance costs of $16.....    4,809,369   $  2,547
Issuance of Series A
  preferred stock upon
  conversion of notes
  payable...................      937,505        500
Issuance of Series B
  preferred stock, net of
  issuance costs of $13.....    1,499,925        987
Net loss for the period from
  April 10, 1996 (Inception)
  to December 31, 1996......                                                                                 $ (1,659)
                              -----------   --------   -----------     ----      --------      ------        --------
Balance at December 31,
  1996......................    7,246,799      4,034     3,981,250        4            15                      (1,659)

Issuance of common stock
  upon exercise of stock
  options...................                               823,125        1           194
Issuance of Series C
  preferred stock, net of
  issuance costs of $25.....    2,759,625      7,977
Common stock repurchased and
  retired...................                            (1,248,117)      (1)                                     (679)
Compensation expense on
  employee severance
  arrangement...............                                                          200
Net loss....................                                                                                   (4,080)
                              -----------   --------   -----------     ----      --------      ------        --------
Balance at December 31,
  1997......................   10,006,424     12,011     3,556,258        4           409                      (6,418)

Issuance of common stock
  upon exercise of stock
  options...................                               206,032                     21
Issuance of Series D
  preferred stock, net of
  issuance costs of $68.....    3,160,043     20,125
Net loss....................                                                                                   (6,487)
                              -----------   --------   -----------     ----      --------      ------        --------
Balance at January 1, 1999..   13,166,467     32,136     3,762,290        4           430                     (12,905)

Issuance of common stock
  upon exercise of stock
  options (unaudited).......                             1,080,046        1           721
Issuance of Series C
  preferred stock upon
  exercise of warrants
  (unaudited)...............        5,517         20
Issuance of Series D
  preferred stock
  (unaudited)...............        8,661         55
Conversion of preferred
  stock into common stock
  (unaudited)...............  (13,180,645)   (32,211)   13,180,645       13        32,198
Initial public offering of
  common stock (unaudited)..                             3,450,000        3        50,152
Cumulative translation
  adjustment (unaudited)....                                                                   $  (20)             --
Net loss (unaudited)........                                                                                   (2,312)
                              -----------   --------   -----------     ----      --------      ------        --------
Balance at October 1, 1999
  (unaudited)...............           --         --    21,472,981     $ 21      $ 83,501         (20)       $(15,217)
                              ===========   ========   ===========     ====      ========      ======        ========


                                  TOTAL
                              STOCKHOLDERS'
                                 EQUITY
                              -------------
Issuance of common stock....     $    19
Issuance of Series A
  preferred stock, net of
  issuance costs of $16.....       2,547
Issuance of Series A
  preferred stock upon
  conversion of notes
  payable...................         500
Issuance of Series B
  preferred stock, net of
  issuance costs of $13.....         987
Net loss for the period from
  April 10, 1996 (Inception)
  to December 31, 1996......      (1,659)
                                 -------
Balance at December 31,
  1996......................       2,394
Issuance of common stock
  upon exercise of stock
  options...................         195
Issuance of Series C
  preferred stock, net of
  issuance costs of $25.....       7,977
Common stock repurchased and
  retired...................        (680)
Compensation expense on
  employee severance
  arrangement...............         200
Net loss....................      (4,080)
                                 -------
Balance at December 31,
  1997......................       6,006
Issuance of common stock
  upon exercise of stock
  options...................          21
Issuance of Series D
  preferred stock, net of
  issuance costs of $68.....      20,125
Net loss....................      (6,487)
                                 -------
Balance at January 1, 1999..      19,665
Issuance of common stock
  upon exercise of stock
  options (unaudited).......         722
Issuance of Series C
  preferred stock upon
  exercise of warrants
  (unaudited)...............          20
Issuance of Series D
  preferred stock
  (unaudited)...............          55
Conversion of preferred
  stock into common stock
  (unaudited)...............          --
Initial public offering of
  common stock (unaudited)..      50,155
Cumulative translation
  adjustment (unaudited)....     $   (20)
Net loss (unaudited)........      (2,312)
                                 -------
Balance at October 1, 1999
  (unaudited)...............     $68,285
                                 =======

   The accompanying notes are an integral part of these financial statements.

                               VIANT CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

    Viant Corporation ("Viant") is a leading Internet professional services firm providing strategic consulting, creative design and technology services to companies seeking to capitalize on the Internet. Viant's current customers are based in the United States and Europe and include primarily Fortune 1000 companies.

  FISCAL YEAR

    During 1998, Viant changed its fiscal year to the 52-week period ending on the Friday nearest to the last day of December of that year. Prior to this, the fiscal year of Viant was the calendar year. Viant's fiscal year 1998 ended on January 1, 1999.

  CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

    Viant considers all highly liquid instruments with an original maturity of three months or less to be cash equivalents. At December 31, 1997 and January 1, 1999, Viant's short-term investments consisted primarily of certificates of deposit and money market funds secured by U.S. Government-backed securities and commercial paper with maturities of 60 to 201 days.

  CONCENTRATIONS OF CREDIT RISK

    Financial instruments that potentially subject Viant to concentrations of credit risk consist primarily of cash equivalents, short-term investments and accounts receivable. Substantially all of Viant's cash equivalents and short-term investments are held at high credit quality financial institutions. Accounts receivable are typically unsecured and are derived from revenue earned from clients primarily located in the United States. Viant performs ongoing credit evaluations of its clients' financial condition and maintains reserves for potential credit losses based upon the expected collectibility of total accounts receivable. To date, losses resulting from uncollected receivables have not exceeded management's expectations.

    At December 31, 1997 and January 1, 1999, three clients and two clients accounted for 56% and 39% of total accounts receivable, respectively. Three clients accounted for 43%, 16% and 12% of total net revenues in the period from April 10, 1996 (Inception) to December 31, 1996. Three clients accounted for 30%, 27% and 11% of total net revenues in 1997. Three clients accounted for 15%, 14% and 13% of total net revenues in 1998.

  FAIR VALUE OF FINANCIAL INSTRUMENTS

    Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amounts that approximate fair value and include cash and cash equivalents, short-term investments, accounts receivable, accounts payable, capital lease obligations and other credit facilities. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

  PROPERTY AND EQUIPMENT

    Property and equipment are stated at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets, generally 3-5 years.

                               VIANT CORPORATION

Equipment under capital leases is amortized over the shorter of the useful life of the equipment or the lease term. Leasehold improvements are amortized over the shorter of the lease period or the useful life of the improvement.

  UNAUDITED INTERIM FINANCIAL STATEMENTS

    Financial information as of October 1, 1999 and for the nine months ended September 30, 1998 and October 1, 1999 is unaudited. In the opinion of Viant's management, the September 30, 1998 and October 1, 1999 unaudited interim financial statements include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for those periods. The results of operations for the quarter ended October 1, 1999 are not necessarily indicative of the results of operations to be expected in the future.

  UNAUDITED PRO FORMA NET LOSS PER SHARE

    Unaudited pro forma net loss per share for the year ended January 1, 1999 and the nine months ended October 1, 1999 included in the statement of operations is computed using the weighted average number of common shares outstanding, adjusted to include the pro forma effects of the conversion of preferred stock to common stock as if such conversion had occurred on January 1, 1998 for the year ended January 1, 1999 and on January 2, 1999 for the nine months ended October 1, 1999, or at the date of original issuance, if later.

  REVENUE RECOGNITION

    Substantially all of Viant's revenues are derived from professional services which are generally provided to clients on a fixed-price, fixed-time basis. Revenues on fixed-price engagements are recognized using the percentage of completion method (based on the ratio of costs incurred to the total estimated project cost at completion). Unbilled receivables represent revenue recognized in advance of amounts billed. Billings received in advance of services performed are recorded as deferred revenues. Provisions for estimated losses on contracts are made during the period in which such losses become probable and can be reasonably estimated. To date, such losses have not been significant. Viant reports revenues net of reimbursable expenses which are billed to and collected from clients.

  PROFESSIONAL SERVICES

    Professional services expenses consist primarily of compensation and benefits costs for employees engaged in the delivery of professional services and non-reimbursable expenses related to client projects.

  GENERAL AND ADMINISTRATIVE

    General and administrative expenses consist primarily of compensation, benefits and travel costs for employees in Viant's management, human resources, finance and administration groups and facilities costs not allocated to sales and marketing or research and development.

                               VIANT CORPORATION

  RESEARCH AND DEVELOPMENT

    Viant's research and development efforts focus on evaluating and testing technologies to be deployed to clients. Accordingly, all research and development costs are charged to expense as incurred.

  STOCK-BASED COMPENSATION

    Viant accounts for stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, no compensation expense is recorded for options issued to employees in fixed amounts and with fixed exercise prices at least equal to the fair market value of Viant's common stock at date of grant. Viant follows the disclosure requirements of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation" (Note 10). All stock-based awards to non-employees are accounted for at their fair value in accordance with SFAS No. 123.

  NET LOSS PER SHARE

    Viant computes net loss per share in accordance with SFAS No. 128, "Earnings Per Share." Net loss per share is computed using the weighted average number of common shares outstanding during the period. Basic and diluted net loss per share were the same for all periods since the potential dilutive common stock equivalents were anti-dilutive due to the losses. For all periods presented, the assumed exercise of stock options and warrants is anti-dilutive and has been excluded from the calculation.

  COMPREHENSIVE INCOME

    Viant adopted SFAS No. 130, "Reporting Comprehensive Income" during 1999. SFAS No. 130 establishes new rules for the reporting and display of comprehensive income and its components. The adoption of SFAS No. 130 had no impact on Viant's net loss or stockholders' equity.

    (Unaudited)--Total comprehensive income (loss), which was comprised of net loss and foreign currency translation adjustments, was $(2,332,000) for the nine months ended October 1, 1999.

  USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

                               VIANT CORPORATION

2. ACCOUNTS RECEIVABLE

    Accounts receivable consists of the following (in thousands):

                                                   DECEMBER 31,    JANUARY 1,
                                                       1997           1999
                                                  --------------   ----------
Billed..........................................      $1,788         $5,116
Unbilled........................................         345          1,265
Allowance for doubtful accounts.................        (313)          (909)
                                                      ------         ------
                                                      $1,820         $5,472
                                                      ======         ======

3. PROPERTY AND EQUIPMENT

    Property and equipment consists of the following (in thousands):

                                                   DECEMBER 31,    JANUARY 1,
                                                       1997           1999
                                                  --------------   ----------
Computer equipment and software.................      $1,064         $2,319
Furniture and equipment.........................         366            936
Leasehold improvements..........................         835          2,112
                                                      ------         ------
                                                       2,265          5,367
Less: accumulated depreciation and
  amortization..................................        (254)        (1,319)
                                                      ------         ------
                                                      $2,011         $4,048
                                                      ======         ======

    Depreciation expense for the period ended December 31, 1996 and for the years ended December 31, 1997 and January 1, 1999 was $49,000, $205,000 and $1,065,000, respectively.

    Included in the above is equipment and leasehold improvements acquired under capital leases of $0 and $2,201,000 at December 31, 1997 and January 1, 1999, respectively. Accumulated amortization on equipment and leasehold improvements acquired under capital lease was $0 and $456,000 at December 31, 1997 and January 1, 1999, respectively.

4. ACCRUED EXPENSES

    Accrued expenses consist of the following (in thousands):

                                                   DECEMBER 31,    JANUARY 1,
                                                       1997           1999
                                                  --------------   ----------
Payroll and related.............................      $  473         $2,238
Professional services...........................         267            137
Other...........................................         457            532
                                                      ------         ------
                                                      $1,197         $2,907
                                                      ======         ======

5. CREDIT FACILITIES

    In September 1996, Viant secured a revolving line of credit with a bank which provided for borrowings of up to $1,250,000. In July 1997, the revolving line of credit was increased to $3,000,000. In March 1998, Viant amended the revolving line of credit to provide for borrowings up to $5,000,000 including a $2,000,000 letter of credit facility. Borrowings under the revolving line of credit were limited to 80% of eligible accounts receivable plus $1,000,000. Borrowings under the

                               VIANT CORPORATION
revolving line of credit bore interest at the bank's prime rate plus 0.5% (8.25% at January 1, 1999). The revolving line of credit was secured by substantially all of Viant's assets. Warrants to purchase 5,517 shares of Series C preferred stock at $3.625 per share were issued as part of the agreement. The value ascribed to these warrants was not material to Viant's financial position or results of operations. The line of credit agreement, as amended, required Viant to comply with certain financial covenants, including the maintenance of specified minimum ratios. Viant was in default on a certain financial covenant at January 1, 1999, for which Viant received a waiver from the bank. The financial covenant for which the Company was in default was amended such that the Company must not have incurred a loss exceeding $2,500,000 for each of the fiscal quarters ended April 2, 1999 and July 2, 1999. In addition, the total liabilities to tangible net worth ratio covenant was amended such that the Company must have maintained, as of the last day of each fiscal month, a ratio of total liabilities to tangible net worth of not more than 1.25 to 1. At January 1, 1999, $2,434,000 was outstanding under the revolving line of credit and letters of credit totaling $1,500,000 were guaranteed under the revolving line of credit. The letters of credit expired periodically through July 3, 1999. At January 1, 1999, $1,066,000 remained available under the revolving line of credit.

    (Unaudited) -- The revolving line of credit was repaid in full on July 1, 1999. The warrants to purchase 5,517 shares of Series C preferred stock were exercised during 1999.

    In September 1996, under the same bank agreement, Viant also secured an equipment line of credit which provided for borrowings of up to $750,000. In July 1997, the equipment line of credit was amended to provide for borrowings up to $1,250,000. Borrowings under the equipment line of credit are based on actual capital expenditures, subject to a maximum of $250,000 in purchased software, and bore interest at the bank's prime rate plus 1.0% (8.75% at January 1, 1999). The equipment line of credit was also secured by substantially all of Viant's assets. At January 1, 1999, $1,019,000 was outstanding under the equipment line of credit. Borrowings were payable in 36 equal monthly installments of principal, plus accrued interest. Principal amounts outstanding at January 1, 1999 were due as follows: $416,000 in 1999; $389,000 in 2000; and $214,000 in
2001.

    (Unaudited) -- The equipment line of credit was repaid in full on July 1, 1999.

6. LEASE COMMITMENTS

    Viant leases office facilities and certain equipment under operating and capital leases, respectively. Viant entered into lease agreements for facilities in Boston, San Francisco, New York and Dallas which expire in 2003, 2003, 2007 and 2004, respectively. Rent expense under operating leases for the period ended December 31, 1996 and for the years ended December 31, 1997 and January 1, 1999 was $67,000, $535,000 and $1,718,000, respectively. Viant is party to letters of credit in support of their minimum future lease payments under leases for permanent office space amounting to $1,500,000 as of January 1, 1999, declining annually.

    In March 1998, Viant entered into an agreement with a leasing company which provides for capital lease borrowings related to equipment purchases up to $3,250,000, and which expires in March 2000. Pursuant to the agreement, Viant issued warrants to purchase 35,986 shares of Series C preferred stock at $3.625 per share which expires five years from the date of an underwritten initial public offering of common stock. The value ascribed to these warrants was not material to Viant's financial position or results of operations.

                               VIANT CORPORATION

    Minimum future lease commitments under noncancelable capital and operating leases at January 1, 1999 are as follows (in thousands):

                                                         CAPITAL    OPERATING
                                                         --------   ----------
1999...................................................   $  629     $ 1,916
2000...................................................      629       2,079
2001...................................................      629       2,124
2002...................................................      607       2,168
2003...................................................       --       1,534
Thereafter.............................................       --       3,600
                                                          ------     -------
Total minimum lease payments...........................    2,494     $13,421
                                                                     =======
Less amount representing interest......................      444
                                                          ------
Present value of minimum capital lease payments........   $2,050
                                                          ======

7. RELATED PARTY TRANSACTIONS

    In March 1998, Viant entered into two agreements with one of its executives for a housing loan of $50,000 and a personal loan of $40,000. Interest on both loans accrue annually at 8.5%. Interest payments only are due on the housing loan for the first four years. Upon commencement of the fifth year, repayment of principal and interest on the housing loan will be made in accordance with a monthly repayment schedule in which principal and interest will be repaid and amortized over a two-year period. Viant will forgive 25% of the personal loan principal and accrued interest annually commencing on the first anniversary of the loan and for the next three anniversaries thereafter. The housing loan becomes immediately due and payable and the remaining principal balance of the personal loan will become immediately due and payable if the employee ceases to be employed by Viant for any reason, fails to perform any of their obligations under the loan agreements, or files for bankruptcy or otherwise becomes insolvent.

    During 1996, Viant provided consulting services to a holder of approximately 19% of Viant's common stock at December 31, 1996. All services rendered were billed on a nondiscounted basis and Viant recognized revenue on this project of $23,000 during the period ended December 31, 1996.

8. CONVERTIBLE PREFERRED STOCK

    As of January 1, 1999, Viant's Articles of Incorporation, as amended, had authorized Viant to issue 13,317,207 shares of preferred stock, no par value, of which 5,746,874, 1,499,925, 2,830,408 and 3,240,000 shares were designated as
Series A, B, C and D preferred stock, respectively.

    In May 1996, Viant issued 5,746,874 shares of Series A preferred stock ("Series A") for net cash proceeds of $2,547,000 and the conversion of a $500,000 note payable to a third party investor. In June 1996, Viant issued 1,499,925 shares of Series B preferred stock ("Series B") for net cash proceeds of $987,000. In May and September 1997, Viant issued a total of 2,759,625 shares of Series C preferred stock ("Series C") for net cash proceeds of $7,977,000. In November 1998, Viant issued a total of 3,160,043 shares of Series D preferred stock ("Series D") for net cash proceeds of $20,125,000.

                               VIANT CORPORATION

    (Unaudited) -- In June 1999, in connection with Viant's initial public offering, all shares of preferred stock were converted into common stock. As of October 1, 1999, there were no outstanding shares of preferred stock.

    The rights with respect to the Series A, B, C and D preferred stock were as follows:

  VOTING RIGHTS

    Each share of Series A, B, C and D preferred stock had voting rights equal to an equivalent number of shares of common stock into which it was convertible and votes together as one class with common stock.

    As long as 3,000,000 and 750,000 shares of Series A and Series B preferred stock were outstanding, respectively, the holders of the shares of Series A and Series B preferred stock were each entitled to elect one director. The holders of shares of common stock, voting as one class, were also entitled to elect one director and the remaining directors were to be elected by the holders of preferred and common stock voting together as a single class. The rights of the preferred stockholders to elect directors expired upon the closing of the initial public offering of Viant's common stock.

    Additionally, as long as any preferred stock was outstanding, Viant must have obtained approval from the holders of a majority of the outstanding shares of Series A, B, C and D preferred stock in order to alter the Articles of Incorporation as related to preferred stock, change the authorized number of shares of preferred stock, declare or pay any dividends on common stock other than dividends payable in common stock, redeem or purchase shares of common stock unless resulting from employment termination, or effect a merger, consolidation or sale of assets where the existing stockholders retain less than 50% of the voting stock of the surviving entity.

  DIVIDENDS

    Holders of Series A, B, C and D preferred stock were entitled to receive noncumulative dividends at the per annum rate of $0.0533, $0.0667, $0.289958 and $0.639 per share, respectively, when and if declared by the Board of Directors. Viant was to have made no distribution to holders of common stock until Series A, B, C and D preferred stock dividends have been paid. No dividends had declared by the Board of Directors through January 1, 1999.

  LIQUIDATION

    In the event of any liquidation, dissolution or winding up of Viant, including a consolidation, reorganization or merger of Viant where the beneficial owners of Viant's common stock and preferred stock own less than 51% of the resulting voting power of the surviving entity, the Series A, B, C and D preferred stockholders were entitled to receive $0.533333, $0.666667, $2.899499 and $6.39 per share, respectively, plus any declared but unpaid dividends prior to and in preference to any distribution to the holders of common stock. The remaining assets, if any, were to have been distributed ratably among the holders of the common stock.

  CONVERSION

    Each share of Series A, B, C and D preferred stock was convertible into common stock, at the option of the holder, according to a conversion ratio, subject to adjustment for dilution, and which was at one-for-one through Viant's initial public offering. Each share of preferred stock would

                               VIANT CORPORATION
automatically convert into common stock at the then effective conversion ratio prior to the closing of an initial public offering with an offering price of at least $10.00 per share and gross proceeds of at least $20,000,000, or upon the vote of the holders of a majority of the outstanding shares of preferred stock. At January 1, 1999, Viant reserved 5,746,874, 1,499,925, 2,830,408 and 3,240,000 shares of common stock for the conversion of Series A, B, C and D preferred stock, respectively.

9. COMMON STOCK

    During 1996, Viant sold 3,981,250 shares of common stock to an employee of Viant and other nonrelated parties. The 2,500,000 shares sold to the employee were subject to a right of repurchase by Viant subject to a specified vesting schedule.

    In June 1997, under a severance agreement, Viant paid to this employee $1,766,000 in cash, which included $680,000 for the repurchase of 1,248,117 shares of vested and unvested shares of common stock. Viant also agreed to pay one year's salary as severance, on a monthly basis, for a total amount of $175,000. In addition, Viant extended the vesting of an additional 200,000 shares of common stock, ratably over four quarters, which would have otherwise been subject to repurchase. Accordingly, Viant recognized compensation expense of $200,000 as the estimated fair value of such shares. With respect to all of these arrangements, Viant recognized total severance related expenses of $1,461,000 in the year ended December 31, 1997.

10. STOCK OPTIONS

    In June 1996, the Board of Directors and stockholders adopted the 1996 Stock Option Plan (the "Plan") which provides for granting incentive stock options ("ISOs") and nonqualified stock options ("NSOs") for up to 4,291,876 shares of common stock to employees and consultants of Viant. In November 1997, the Plan was amended to authorize options for up to 5,991,876 shares. The amended Plan also provides for early exercise of options for certain employees, the stock for which is subject to the same vesting and repurchase terms under the Plan. In accordance with the Plan, the stated exercise price shall not be less than 100% of the fair market value of common stock on the date of grant for ISOs and shall be at least 85% of the fair market value for NSOs. The Plan provides that the options shall be exercisable over a period not to exceed ten years. Options generally vest 25% after one year of service and quarterly for the three years thereafter.

                               VIANT CORPORATION

    Activity under the Plan is summarized as follows:

                             PERIOD FROM APRIL 10,
                              1996 (INCEPTION) TO           YEAR ENDED                YEAR ENDED
                               DECEMBER 31, 1996         DECEMBER 31, 1997          JANUARY 1, 1999
                            -----------------------   -----------------------   -----------------------
                                         WEIGHTED-                 WEIGHTED-                 WEIGHTED-
                                          AVERAGE                   AVERAGE                   AVERAGE
                              OPTION      EXERCISE      OPTION      EXERCISE      OPTION      EXERCISE
                              SHARES       PRICE        SHARES       PRICE        SHARES       PRICE
                            ----------   ----------   ----------   ----------   ----------   ----------
Outstanding at beginning
  of period...............          --     $  --       2,931,000     $0.15       3,296,250     $0.37
Granted...................   2,931,000      0.15       1,292,250      0.74       1,290,350      2.48
Exercised.................          --        --        (823,125)     0.24        (206,032)     0.10
Cancelled.................          --        --        (103,875)     0.10        (149,713)     0.75
                            ----------                ----------                ----------
Outstanding at end of
  year....................   2,931,000     $0.15       3,296,250     $0.37       4,230,855     $1.01
                            ==========                ==========                ==========
Options exercisable at end
  of year.................     380,000     $0.25         415,563     $0.07       1,254,812     $0.33
Weighted-average fair
  value of options granted
  during the year.........  $     0.03                $     0.16                $     0.45
Options available for
  future grant............   1,360,876                 1,872,501                   731,864

    The following summarizes information about Viant's stock options outstanding at January 1, 1999:

                                     OPTIONS OUTSTANDING                  OPTIONS EXERCISABLE
                        ---------------------------------------------   ------------------------
                                        WEIGHTED AVERAGE    WEIGHTED                   WEIGHTED
      RANGE OF                             REMAINING         AVERAGE                    AVERAGE
      EXERCISE             NUMBER         CONTRACTUAL       EXERCISE       NUMBER      EXERCISE
        PRICE           OUTSTANDING     LIFE (IN YEARS)       PRICE     EXERCISABLE      PRICE
---------------------   ------------   ------------------   ---------   ------------   ---------
     $0.05-0.99          2,736,880            7.91            $0.28       1,175,837      $0.24
      1.00-1.99            651,175            9.02             1.55          76,975       1.50
      2.00-2.99            537,000            9.46             2.40           1,500       2.46
      3.00-3.99            136,000            9.67             3.50             250       3.50
      4.00-4.99            169,800            9.83             4.25             250       4.25
                         ---------                                       ----------

                         4,230,855            8.41            $1.01       1,254,812      $0.33
                         =========                                       ==========

    In accordance with the provisions of Accounting Principles Board Opinion
No. 25, Viant has recognized no compensation expense for options granted under the Plan as the exercise prices of all options granted were equal to the estimated fair market value of the common stock at the date of grant. Viant's board of directors, in assessing the fair market value of Viant's common stock, considers factors relevant at the time, including recent issuances and sales of Viant's securities, significant customer wins, composition of management team, recent hiring results, Viant's financial condition and operating results and the lack of a public market for Viant's common stock. Had compensation expense been determined based on the fair value at the grant dates, consistent with

                               VIANT CORPORATION
the methodology prescribed under SFAS No. 123, Viant's pro forma net loss would have been as follows:

                                                   PERIOD FROM
                                                    APRIL 10,
                                                       1996                YEAR ENDED
                                                  (INCEPTION) TO   ---------------------------
                                                   DECEMBER 31,     DECEMBER 31,    JANUARY 1,
                                                       1996             1997           1999
                                                  --------------   --------------   ----------
Net loss (in thousands):
  As reported...................................     $(1,659)         $(4,080)       $(6,487)
  Pro forma.....................................      (1,670)          (4,128)        (6,632)
Net loss per share:
  As reported...................................       (0.42)           (1.18)         (1.76)
  Pro forma.....................................     $ (0.42)         $ (1.19)       $ (1.80)

    The following assumptions were used by Viant to determine the fair value of stock options granted under the Black-Scholes options-pricing model for all periods presented: expected volatility of 0%, average expected option life of 4 years, and dividend yield of 0%; and risk free interest rate of 6.0%, 6.1% and 5.2% for the period ended December 31, 1996 and for the years ended
December 31, 1997 and January 1, 1999, respectively.

    Because additional stock options are expected to be granted each year and the pro forma net loss only includes the effect of options granted in 1996, 1997 and 1998, the above pro forma disclosures are not representative of the pro forma effects on reported financial results for future years.

    In January 1999, the Board of Directors authorized, subject to stockholder approval, the 1999 Stock Option Plan which provides for the granting of ISOs to employees, and for the granting of NSOs and stock purchase rights to employees, directors and consultants of Viant. A total of 4,868,929 shares of common stock are authorized for issuance pursuant to the 1999 Stock Option Plan.

    In March 1999, the Board of Directors authorized, subject to stockholder approval, the 1999 Employee Stock Purchase Plan, which provides for the issuance of a maximum of 200,000 shares of common stock.

11. EMPLOYEE SAVINGS PLAN

    Viant's Retirement/Savings Plan (the "401(k) Plan") under Section 401(k) of the Internal Revenue Code covers all full-time employees. The 401(k) Plan allows eligible employees to make contributions up to a specified annual maximum contribution, as defined. Under the 401(k) Plan, Viant may, but is not obligated to, match a portion of the employee contributions up to a defined maximum. Viant did not contribute to the 401(k) Plan in 1997 or 1998.

                               VIANT CORPORATION

12. INCOME TAXES

    Because Viant has incurred net operating losses since inception, no provisions have been made for current or deferred income taxes through January 1, 1999. Deferred tax assets consist of the following (in thousands):

                                                               DECEMBER 31,    JANUARY 1,
                                                                   1997           1999
                                                              --------------   ----------
Deferred tax assets:
  Allowance for doubtful accounts...........................     $   125        $   364
  Accrued expenses..........................................         224             52
  Loss carryforwards........................................       1,866          4,539
  Other.....................................................          31             --
                                                                 -------        -------
  Gross deferred tax assets.................................       2,246          4,955
  Deferred tax asset valuation allowance....................      (2,246)        (4,735)
                                                                 -------        -------
    Total deferred tax assets...............................          --            220
                                                                 -------        -------

Deferred tax liabilities:
  Property and equipment....................................          --            220
                                                                 -------        -------
    Total deferred tax liabilities..........................          --            220
                                                                 -------        -------
Net deferred tax asset......................................     $    --        $    --
                                                                 =======        =======

    Realization of deferred tax assets is contingent upon the generation of future taxable income. Due to the uncertainty of realization of these tax benefits, Viant has provided a valuation allowance for the full amount of its net deferred tax asset.

    At January 1, 1999, Viant had net operating loss carryforwards of approximately $11,348,000 available for federal purposes to reduce future taxable income. If not utilized, these carryforwards will expire at various dates ranging from 2011 to 2018. Under the provisions of the Internal Revenue Code, certain substantial changes in Viant's ownership may have limited, or may limit in the future, the amount of net operating loss carryforwards which could be utilized annually to offset future taxable income. The amount of any annual limitation is determined based upon Viant's value prior to an ownership change.

    Income taxes computed using the federal statutory income tax rate differs from Viant's effective tax rate as follows (in thousands):

                                                   PERIOD FROM
                                                  APRIL 10, 1996           YEAR ENDED
                                                  (INCEPTION) TO   ---------------------------
                                                   DECEMBER 31,     DECEMBER 31,    JANUARY 1,
                                                       1996             1997           1999
                                                  --------------   --------------   ----------
U.S. federal statutory rate.....................      $(564)          $(1,387)       $(2,206)
State income tax, net of federal income tax
  effect........................................        (96)             (237)          (373)
Change in valuation allowance...................        629             1,617          2,489
Other...........................................         31                 7             90
                                                      -----           -------        -------
Provision for income taxes......................      $  --           $    --        $    --
                                                      =====           =======        =======

                               VIANT CORPORATION

13. SUBSEQUENT EVENT (UNAUDITED)

    On June 18, 1999, Viant closed its initial public offering of common stock at a public offering price of $16 per share. The net proceeds to Viant from the offering were approximately $50.2 million, net of underwriting discounts and offering costs.

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    No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                               ------------------
                               TABLE OF CONTENTS

                                              Page
                                              ----
Prospectus Summary..........................     1
Risk Factors................................     4
Cautionary Note Regarding Forward-Looking
  Statements................................     9
Use of Proceeds.............................     9
Price Range of Common Stock.................    10
Dividend Policy.............................    10
Capitalization..............................    11
Dilution....................................    12
Selected Financial Data.....................    13
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations................................    14
Business....................................    20
Management..................................    33
Certain Transactions........................    45
Principal and Selling Stockholders..........    47
Description of Capital Stock................    50
Shares Eligible for Future Sale.............    53
Underwriting................................    55
Legal Matters...............................    57
Experts.....................................    57
Where You Can Find More Information.........    57
Index to Financial Statements...............   F-1

                                2,286,400 Shares

                                     [LOGO]

                                  Common Stock

                                 -------------

                                   PROSPECTUS

                                 -------------

                              GOLDMAN, SACHS & CO.

                           CREDIT SUISSE FIRST BOSTON

                               ROBERTSON STEPHENS

                                LEHMAN BROTHERS

                      Representatives of the Underwriters

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